Filed Pursuant to Rule 424(b)(5)

Registration No. 333-189195

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
5.75% Senior Notes Due 2021	$450,000,000	100%	$450,000,000	$61,380

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

PROSPECTUS SUPPLEMENT

(To Prospectus Dated June 10, 2013)

$450,000,000

Chemtura Corporation

5.75% Senior Notes due 2021

The notes will bear interest at the rate of 5.75% per year. Interest on the notes is payable on January 15 and July 15 of each year, beginning on January 15, 2014. The notes will mature on July 15, 2021. Prior to July 15, 2016, we may redeem some or all of the notes at a redemption price equal to 100% of the principal amount thereof plus a make-whole premium and accrued and unpaid interest up to, but excluding, the redemption date. We may redeem some or all the notes at any time on or after July 15, 2016 at the prices and as described under the caption “Description of Notes—Optional Redemption.” In addition, prior to July 15, 2016, we may redeem up to 35% of the notes from the proceeds of certain equity offerings. If we experience specific kinds of change of control, we must offer to repurchase the notes.

The notes will be our unsecured senior obligations and will rank equally with all of our other unsecured senior indebtedness (including our outstanding 7.875% Senior Notes due 2018 (the “2018 Notes”)). The notes will be fully and unconditionally guaranteed on a senior unsecured basis, jointly and severally, by each subsidiary that guarantees the 2018 Notes. The notes will be structurally subordinated to all existing and future liabilities (including trade payables) of our subsidiaries that do not guarantee the notes.

We intend to use a portion of the net proceeds from the sale of the notes to pay the consideration in a concurrent tender offer and consent solicitation we have undertaken in respect of the 2018 Notes and to pay related fees and expenses, including tender premiums. The remaining net proceeds from the sale of the notes of approximately $45 million, together with approximately $55 million of cash on hand, will be used to separately repay $100 million of our outstanding senior secured term loan (the “Term Loan”) upon completion of the offering. See “Use of Proceeds.”

Investing in the notes involves risks. See “Risk Factors” beginning on page S-19.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price	100.00%	$450,000,000
Underwriting discount	1.50%	$6,750,000
Estimated proceeds to us, before expenses	98.50%	$443,250,000

Interest on the notes will accrue from July 23, 2013 to date of delivery.

The underwriters expect to deliver the notes to purchasers on or about July 23, 2013, only in book-entry form through the facilities of The Depository Trust Company.

Joint Book-Running Managers

Citigroup

BofA Merrill Lynch
Wells Fargo Securities
Barclays
Goldman, Sachs & Co.

Co-Manager

RBC Capital Markets

July 18, 2013.

We are responsible for the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus and any free-writing prospectus we prepare or authorize. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus is accurate as of any date other than its date.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the notes we are offering and certain other matters relating to us and our financial condition. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which may not apply to the notes we are offering. You should read this prospectus supplement along with the accompanying prospectus, as well as the documents incorporated by reference. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

In this prospectus supplement:

•	“2018 Notes” refers to our 7.875% Senior Notes due 2018;

•	“Chemtura,” “Company,” “we,” “us” and “our” refer to Chemtura Corporation and its subsidiaries, unless otherwise specified or the context otherwise requires;

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•	“Code” refers to the U.S. Internal Revenue Code of 1986, as amended;

•	“Credit Facilities” refers to the Senior Asset Based Facility and the Term Loan;

•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

•	“guarantors” refers to the subsidiaries of Chemtura Corporation that will guarantee the notes offered hereby;

•	“issuer” refers only to Chemtura Corporation and not to any of its subsidiaries;

•	“Securities Act” refers to the Securities Act of 1933, as amended;

•	“Senior Asset Based Facility” refers to our senior secured revolving credit facility;

•	“Term Loan” refers to our senior secured term loan, a portion of which will be repaid using the proceeds of this offering; and

•	“underwriters” refers to the firms listed on the cover page of this prospectus supplement.

MARKET DATA

The data included in or incorporated into this prospectus supplement and the accompanying prospectus regarding markets and ranking, including the size of certain markets and our position and the position of our competitors within these markets, are based on independent industry publications, other publicly available information and our own estimates. Our estimates are based on information obtained from our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate and our management’s knowledge and experience. We believe these estimates to be accurate as of the date of this prospectus supplement.

TRADEMARKS

We own or have rights to use the trademarks, service marks and trade names that we use in conjunction with the operation of our businesses. In addition, our names, logos and web site names and addresses are our service marks or trademarks. Some of the more important trademarks that we own or to which we have rights include Anderol®, Aqua Chem®, Axion®, BAYROL®, BioGuard®, Chemtura®, Chemtura AgroSolutions , Emerald Innovation™, Everest®, Firemaster®, GeoBrom®, Greased Lightning®, Hatcol®, Naugalube®, Omni®, Poolbrite®, Pool Time®, Pro Guard®, Royco®, Spa Essentials®, SpaGuard®, Spa-Time®, Synton® and The Works®. Each trademark, service mark or trade name of any other company appearing in or incorporated into this prospectus supplement and the accompanying prospectus is, to our knowledge, owned or licensed by such other company.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights the information contained elsewhere, or incorporated by reference, in this prospectus supplement. This summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements (including the accompanying notes) appearing elsewhere, or incorporated by reference, in this prospectus supplement. You should read this entire prospectus supplement carefully, including the section entitled “Risk Factors,” the accompanying prospectus and the information incorporated by reference herein before making an investment decision in the notes. Unless otherwise noted, all business data included in this summary is as of March 31, 2013.

Our Company

We are a leading diversified global developer, manufacturer and marketer of performance-driven engineered specialty chemicals. Most of our products are sold to industrial manufacturing customers for use as additives, ingredients or intermediates that add value to their end products. Our agrochemical products are mainly sold through dealers and distributors to growers and others. Our pool, spa and household chemical products are sold through independent retailers, mass merchants and large retailers to consumers for in-home and outdoor use. Our operations are located in North America, Latin America, Europe and Asia. In addition, we have an important joint venture in the United States and smaller joint ventures in Europe. For the year ended December 31, 2012, our global net sales were $2.6 billion. As of March 31, 2013, our global total assets were $3 billion, including $228 million of assets related to our antioxidant and UV stabilizers business, which were held as assets of discontinued operations. The sale of our antioxidant and UV stabilizers business closed on April 30, 2013.

Concurrent Tender Offer for 2018 Notes

On June 10, 2013, we commenced a tender offer (the “Tender Offer”) to purchase for cash any and all of our outstanding 2018 Notes. $455 million aggregate principal amount of 2018 Notes are currently outstanding. The Tender Offer will expire at 4:00 p.m., New York City time, on July 19, 2013, unless extended or earlier terminated (the “Expiration Date”). In conjunction with the Tender Offer, we also commenced a consent solicitation (the “Consent Solicitation” and, together with the Tender Offer, the “Tender Offer and Consent Solicitation”) to solicit consents to certain proposed amendments to the indenture governing the 2018 Notes that will eliminate substantially all of the restrictive covenants, certain events of default and related provisions contained therein. The Tender Offer and Consent Solicitation are being made on the terms and subject to the conditions set forth in an offer to purchase and consent solicitation statement, dated June 10, 2013, as amended or supplemented from time to time. Holders who tender 2018 Notes pursuant to the Tender Offer will be deemed to consent to the proposed amendments, and holders who consent will be required to tender their 2018 Notes.

As of June 21, 2013 (the “Consent Date”), holders of approximately 76.56% of the 2018 Notes had tendered their 2018 Notes in the Tender Offer and Consent Solicitation and consented to the proposed amendments to the indenture governing the 2018 Notes. In connection with receiving the requisite consents, we, the guarantors and U.S. Bank National Association, as trustee, entered into a supplemental indenture to the indenture governing the 2018 Notes implementing the proposed amendments. The proposed amendments will not become operative, however, unless and until we accept the 2018 Notes for purchase pursuant to the terms and conditions of the Tender Offer.

Holders of 2018 Notes that are validly tendered on or prior to the Consent Date and accepted for purchase will receive the total consideration of $1,117.50 per $1,000 principal amount of 2018 Notes, which includes a consent payment of $30.00 per $1,000 principal amount of 2018 Notes, plus any accrued and unpaid interest up to, but not including, the settlement date. Holders of 2018 Notes that are validly tendered after the Consent Date but on or prior to the Expiration Date and accepted for purchase will receive the tender offer consideration of

$1,087.50 per $1,000 principal amount of 2018 Notes, plus any accrued and unpaid interest up to, but not including, the settlement date. The settlement date is expected to occur promptly following the Expiration Date. Holders of 2018 Notes tendered after the Consent Date will not receive the consent payment.

We may amend, extend or terminate the Tender Offer and Consent Solicitation in our sole discretion. The Tender Offer and Consent Solicitation are conditioned on, among other things, our receipt of net proceeds from this offering sufficient to fund all of our obligations under the Tender Offer and Consent Solicitation. We cannot assure you that the Tender Offer and Consent Solicitation will be consummated in accordance with their terms, or at all. Nothing in this prospectus supplement should be construed as an offer to buy or a solicitation of an offer to sell or a solicitation of consents with respect to the 2018 Notes. We intend to use the net proceeds from the sale of the notes to pay the consideration in the Tender Offer and Consent Solicitation and to pay related fees and expenses, including tender premiums and accrued and unpaid interest.

Recent Developments

Antioxidant Divestiture

On April 30, 2013, pursuant to the terms of an Amended and Restated Asset Purchase and Contribution Agreement that we entered into with SK Blue Holdings, Ltd., an exempted company incorporated in the Cayman Islands with limited liability (“SK”), and Addivant USA Holdings Corp., a Delaware corporation (“Addivant”), we completed the sale of our antioxidant and UV stabilizers business (the “Antioxidant business” and the “Antioxidant divestiture”) to SK and Addivant for cash consideration of $97 million, $9 million in preferred stock issued by Addivant and the assumption by SK and Addivant of pension, environmental and other liabilities totaling approximately $94 million. The purchase price is subject to post-closing adjustments for net working capital and net pension liabilities. We will account for the sale of the Antioxidant business in our second quarter of 2013 financial statements, and we anticipate recording a significant non-cash loss primarily related to the pre-tax release of $119 million of accumulated other comprehensive loss related to the transfer of the pension obligations, among other items. As a result of entering into this transaction, the assets and liabilities included in the Antioxidant business have been presented in all applicable disclosures included herein and incorporated by reference as assets and liabilities of discontinued operations and earnings and direct costs associated with the Antioxidant business have been presented as loss from discontinued operations, net of tax for the current and comparative periods.

Unless otherwise indicated, the historical financial data as of and for the year ended December 31, 2012 and as of and for the three months ended March 31, 2013 include the results of our Antioxidant business as a discontinued operation.

Preliminary Financial Results

In connection with this offering, we provide estimates of our sales and Adjusted EBITDA for the second quarter of 2013. Our actual financial results for the second quarter of 2013 have not yet been finalized. As a result, our actual results may differ from the estimates below. The preliminary financial information has been prepared by, and is the sole responsibility of, our management. Our independent registered public accountant, KPMG LLP, has not audited, reviewed, compiled or performed any procedures with respect to this preliminary financial information.

Chemtura AgroSolutions delivered record performance despite the delayed start to the Northern Hemisphere growing season this year by benefiting from particularly strong sales in North America and South America. Our other segments delivered modest improvements, but performed in line with our previously announced expectations.

We estimate that net sales and Adjusted EBITDA for each segment and the Company for the second quarter of 2013 will be:

	Quarter Ended
	June 30, 2013	June 30, 2012
	Estimated
	(Dollars in millions)
Net Sales
Industrial Performance Products	$254	$235
Industrial Engineered Products	201	236
Consumer Products	145	158
Chemtura AgroSolutions	135	112

Total Net Sales	$735	$741

Adjusted EBITDA
Industrial Performance Products	$38	$34
Industrial Engineered Products	26	48
Consumer Products	24	23
Chemtura AgroSolutions	35	29
Corporate	(14)	(16)

Total Adjusted EBITDA	$109	$118

Adjusted EBITDA is a financial measure that is not calculated or presented in accordance with Generally Accepted Accounting Principles in the United States (“GAAP”). For our definition of this non-GAAP financial measure and a discussion of the uses and limitations of this non-GAAP financial measure, see “—Summary Historical Consolidated Financial Information.” Reconciliations of Adjusted EBITDA to the most directly comparable GAAP financial measure, operating income for each segment and the Company for the quarters ended June 30, 2013 and June 30, 2012, is provided below:

	Estimated for the Quarter Ended June 30, 2013
(Dollars in millions)	Industrial Performance Products	Industrial Engineered Products	Consumer Products	Chemtura AgroSolutions	Corporate	Total
Operating income	$31	$13	$21	$32	$(33)	$64
Depreciation and amortization	6	12	3	3	7	31
Facility closures, severance and related costs	—	—	—	—	11	11
Non-cash stock-based compensation	1	1	—	—	1	3

Adjusted EBITDA	$38	$26	$24	$35	$(14)	$109

	For the Quarter Ended June 30, 2012
(Dollars in millions)	Industrial Performance Products	Industrial Engineered Products	Consumer Products	Chemtura AgroSolutions	Corporate	Total
Operating income	$28	$38	$20	$23	$(31)	$78
Depreciation and amortization	6	10	3	5	6	30
Facility closures, severance and related costs	—	—	—	—	7	7
Non-cash stock-based compensation	—	—	—	1	2	3

Adjusted EBITDA	$34	$48	$23	$29	$(16)	$118

Our Segments

The following charts set forth the breakdown of our four operating segments by net sales and Adjusted EBITDA for the fiscal year ended December 31, 2012.

(1)	Charts exclude corporate and other expenses ($67.0 million for the fiscal year ended December 31, 2012). See “Summary Historical Consolidated Financial Information” for a reconciliation of Adjusted EBITDA, a non-GAAP measure, and other important information.

Our four reportable operating segments are:

•	Industrial Performance Products. The Industrial Performance Products segment develops, manufactures and sells performance specialty chemicals, including:

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petroleum additives that provide detergency, friction modification and corrosion protection in automotive and industrial lubricants and greases, synthetic finished lubricants, synthetic base-stocks and greases used in automotive, aviation, industrial and refrigeration applications;

•	hot castable urethane pre-polymers engineered to provide superior abrasion resistance and durability in many industrial and recreational applications; and

•	polyurethane dispersions and urethane pre-polymers used in various types of coatings such as wood floor finishes, glass fiber coatings and textile treatments.

These products are sold directly to manufacturers and through distribution channels.

The Industrial Performance Products segment had net sales of $891 million for 2012, $939 million for 2011 and $835 million for 2010. This segment represented 34%, 36% and 35% of our total net sales in 2012, 2011 and 2010, respectively.

Petroleum Additives.    We are a global manufacturer and marketer of high-performance additive components used in transport and industrial lubricant applications including alkylated diphenylamines antioxidants (“ADPAs”), which are marketed as Naugalube and used predominately in automotive lubricants. These additives play a critical role in meeting rising regulatory mandated standards for engine performance and emissions as well as consumer demand for improved gas mileage and longer service intervals. The component product line also includes overbased and neutral calcium sulfonates and overbased magnesium sulfonates used in motor oils and marine lubricants. These sulfonates, marketed as

Hybase and Lobase, are oil-soluble surfactants whose properties include detergency and corrosion protection to help lubricants keep car, truck, and ship engines clean with minimal wear. A special grade of overbased magnesium sulfonate has been developed as a heavy fuel additive.

We provide a variety of highly specialized, high value synthetic lubricant base-stocks including our high-viscosity polyalphaolefins, marketed as Synton, and our broad portfolio of esters marketed as Hatcol. These products are used in the production of synthetic lubricants for automotive, refrigeration, aviation, and industrial applications. We also manufacture and sell high performing calcium sulfonate specialty greases and phosphate ester based fluids and additives for power generation fluids and for use in anti-wear agents in a variety of lubricants.

We are also a specialty supplier of high performance finished synthetic lubricants serving the aviation and industrial markets. Our product line has extensive original equipment manufacturer approvals and is marketed under our Anderol and Royco brands as well as for private label customers.

Urethanes.    We are a leading supplier of high-performance cast urethane pre-polymers with more than 200 variations in our product offerings. Our urethane pre-polymers offer high abrasion resistance and durability in industrial and performance-specific applications. These characteristics allow us to market our urethane pre-polymers to niche manufacturers where such qualities are imperative, including for industrial and printing rolls, mining machinery and equipment, mechanical goods, solid industrial tires and wheels, and sporting and recreational goods, including skateboard and roller skate wheels.

Adiprene and Vibrathane urethane pre-polymers are sold by our direct sales force and through distribution partners in the United States, Canada, Australia, Europe, Latin America and the Far East, and are used in cast elastomer applications where durability and chemical resistance is required. Our products are used in applications as diverse as polishing pads for the semiconductor industry to high performance screens for the mining industry. Customers in each region are serviced by a dedicated technical staff whose support is a critical component of the product offering. We believe the relatively low capital requirements of this business provide us with the ability to operate cost effectively. Lastly, our development capabilities allow us to differentiate ourselves in these markets by tailoring our products to the specialized needs of each customer application, which sets us apart from our competitors.

Our urethane chemicals business provides products for a variety of end uses and applications. The urethane chemicals business consists primarily of three product lines: Fomrez saturated polyester polyols, Witcobond polyurethane dispersions, and Trixene blocked isocyanates. Fomrez polyester polyols are employed in industrial applications such as flexible foam for seating. Our Witcobond polyurethane dispersions are sold to a larger and more diverse customer base primarily for applications such as glass fiber sizing, wood floor coatings and ballistics protection applications. Our Trixene product offering includes blocked isocyanates and specialty polymer systems used in a wide range of coating, adhesive, sealant and elastomer applications. Our focus on customer intimacy in the urethane chemicals business enables us to tailor specific product offerings to meet our customers’ most demanding application requirements.

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Industrial Engineered Products.    The Industrial Engineered Products segment develops, manufactures and sells engineered specialty chemicals based on bromine and organometallic chemistries utilized in the plastics, agriculture, fine chemicals, oil and gas, building and construction, insulation, electronics, mercury control, solar energy, pharmaceutical and automotive industries. Our products include catalyst components, metal oxide deposition agents, flame retardants and an extensive bromine based product line used as agricultural and pharmaceutical intermediates, completion fluids for oil and gas extraction, fumigants and mercury control products for coal fired power stations. These products are sold across the entire value chain ranging from direct sales to monomer producers, polymer manufacturers, compounders and fabricators, fine chemical and pharmaceutical manufacturers, photovoltaic panel and LED producers, oilfield service and electricity generation companies to industry distributors.

The Industrial Engineered Products segment had net sales of $896 million for 2012, $869 million for 2011 and $728 million for 2010. This segment represented 34%, 33% and 31% of our total net sales in 2012, 2011 and 2010, respectively.

Great Lakes Solutions.    Great Lakes Solutions is a global and innovative leader in safe and cost-efficient flame retardant products and solutions for use in applications such as electronic components, electrical enclosures and building products, including insulation and furniture foam, and automotive. We also specialize in the manufacture and marketing of bromine, bromine intermediates and end products to chemical manufacturing and energy producing industries.

Great Lakes Solutions is committed to greener innovation targeting consumer electronics, furniture foam, more energy-efficient thermal insulation and the power industry. Great Lakes Solutions Emerald Innovation™ series of flame retardants is the result of our dedication to providing products that are innovative and reliable and also minimize the impact on the environment and human health without sacrificing performance or quality. Our GeoBrom® line of bromine and bromine derivative products is another example of greener innovation where we deploy our technology expertise to provide a solution to controlling mercury emissions from coal-fired power stations.

With sales, technology and manufacturing on three continents, Great Lakes Solutions is truly a global business with expanding footprint and services. Through our strategic geographic and operational initiatives, we have significantly expanded our ISO fleet capabilities. We are backwardly integrated to brine, a primary source of bromine and during 2009 to 2012 we invested approximately $150 million in infrastructure to redeploy our assets to produce new greener innovative brominated flame retardants and increase the efficiency and reliability of our plants and pipelines. We are well positioned to support not only growth of our traditional industry segments but also to provide security of supply with expansion capability to our mercury control customers.

Fire kills thousands of people each year throughout the world, but many are spared because fires are slowed or never start due to the use of flame retardants. Great Lakes Solutions works tirelessly to advocate for increased fire safety standards in new and developing economies. Our operational excellence strategic initiatives will bring an improved, robust, cost-competitive and service-oriented footprint closer to our global customers.

Great Lakes Solutions is dedicated to providing bromine and phosphorus flame retardants and brominated performance products that are the most innovative and reliable. For close to a century, we have helped our customers to meet their current and future performance, safety and compliance requirements by refining and redefining our portfolio with new and improved products that maximize sustainability needs with a broad portfolio of products and solutions.

Organometallics.    Organometallics are a special group of metals containing organic chemicals which play a significant role in a variety of industrial applications. Organometallics are essential components used to initiate the polymerization reactions that transform monomers into polymers. They are also used as precursors in glass coatings, in the production of semiconductors, LEDs and photovoltaic panels, as well as for the production of many pharmaceutical ingredients and as catalysts for curing certain paints and polymers.

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Consumer Products.    The Consumer Products segment develops, manufactures and sells performance chemicals to consumers for in-home and outdoor use. These chemicals include recreational water treatment products sold under a variety of branded labels through local dealers and large retailers to assist consumers in the maintenance and enhancement of their swimming pools and spas and branded cleaners and degreasers sold primarily through mass merchants and large retailers to consumers for home cleaning.

Our pool and spa product lines consist of sanitizers, algaecides, biocides, oxidizers, pH balancers, mineral balancers and other specialty chemicals and accessories. Our primary channels of distribution are pool and spa independent dealers and mass-market retailers throughout North America, Europe, Australia and South Africa. We hold leading positions in both the North American and European pool and spa chemical markets.

We also operate in the specialty and multi-purpose cleaners business with branded non-abrasive bathroom cleaners, glass and surface cleaners, toilet bowl cleaners, drain openers and rust and calcium removers, as well as a family of multipurpose cleaners. Our primary channels of distribution for specialty and multi-purpose cleaning products are through major national and regional retailers in the do-it-yourself, hardware, mass market, club and discount sectors.

The Consumer Products segment had net sales of $433 million for 2012, $422 million for 2011 and $458 million for 2010. This segment represented 16%, 16% and 19% of our total net sales in 2012, 2011 and 2010, respectively.

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Chemtura AgroSolutions.    The Chemtura AgroSolutions segment focuses on specific target crop applications utilizing six major product lines which include seed treatments, fungicides, miticides, insecticides, growth regulators and herbicides. We have developed our products for use on high-value target crops such as tree and vine fruits, ornamentals and nuts and for broadacre crops such as soybeans, oilseed rape and corn. Our dedicated sales force works with growers and distributors to promote the use of our products throughout a crop’s growth cycle and to address selective regional, climate and growth opportunities. We expand our presence in worldwide targeted markets by developing or acquiring crop protection products and obtaining registrations for new uses and geographies where demand for our products and services has potential for growth. Our expertise in registering our product offerings and our diverse global distribution channels differentiates us from our competitors. We develop and sell our own products and we also sell and register products manufactured by others on a license and/or resale basis.

Our seed treatments are used to coat seeds in order to protect the seed during germination and protect the plant during initial growth phases. Seed treatment is an environmentally attractive form of crop protection involving localized use of agricultural chemicals at much lower use rates than other (foliar) agrichemical treatments.

Our fungicides are products that prevent the spread of fungi in crops which can cause damage resulting in loss of yield and profit for growers. Our miticides (acaricides) are products that control a variety of mite pests on the crops. Our insecticides are products used against insect pests at different stages of the life cycle from egg and larvae to nymph and adult. They have both crop and public health applications. Our plant growth regulators are products used for controlling or modifying plant growth processes without severe phytotoxicity. Our herbicides are products used to control unwanted plants while leaving the crops they are targeted to treat unharmed.

We work closely with our customers, distributors, and individual growers as part of an on-the-ground coordinated effort. We develop products in response to ongoing customer demands, drawing upon existing technologies and tailoring them to match immediate needs. For example, a grower’s crops may require varying levels of treatment depending on weather conditions and the degree of infestation. Our research and technology is therefore geared towards responding to threats to crops around the world as they emerge under a variety of conditions.

We benefit from nearly 50 years of experience in the field, along with over 2,000 national product registrations in more than 100 countries. Our experience with registering products is a valuable asset, as registration is a significant barrier to entry, particularly in developed countries. Registration of products is a complex process in which we have developed proficiency over time. The breadth of our distribution network and the depth of our experience enable us to focus on profitable applications that have been less sensitive to competitive pricing pressures than broad commodity segments. This position allows us to attract licensing and resale opportunities from partner companies providing us new products and technologies to accompany our own existing chemistries.

We sell our products in North America through a distribution network consisting of more than 1,000 distributor outlets that sell directly to end use customers. Internationally, our direct sales force services over 3,000 distributors, dealers, cooperatives, seed companies and large growers.

The Chemtura AgroSolutions segment had net sales of $409 million for 2012, $376 million for 2011 and $351 million for 2010. This segment represented 16%, 15% and 15% of our total net sales in 2012, 2011 and 2010, respectively.

Competitive Strengths

We believe our key competitive strengths are:

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Our Businesses Have Industry Leading Positions:    Many of our businesses and products hold leading positions within the various industries they serve. We believe our scale and global reach in product development and marketing provide us with advantages over many of our smaller competitors.

Operating Segment	Business Component	Industry Position / Commentary
Industrial Performance Products	Petroleum Additives

•    A leading global developer, manufacturer and marketer of high-performance lubricant additive components, synthetic lubricant base-stocks and synthetic finished fluids

•    A world leader in high-performing calcium sulfonate specialty greases

	Urethanes	• A global leader in the development and production of hot cast elastomer pre-polymers
Industrial Engineered Products	Great Lakes Solutions	• One of the three largest developers, manufacturers and sellers of bromine and bromine-based products
	Organometallics	• One of the three largest developers and manufacturers of organometallic compounds, that have applications in catalysts, surface treatment and pharmaceuticals
Consumer Products	Consumer Products	• One of the two largest global developers, manufacturers, marketers and sellers of recreational water products used in pools and spas
Chemtura AgroSolutions	Chemtura AgroSolutions	• A leading niche developer, manufacturer and seller of seed treatments, fungicides, miticides, insecticides, growth regulants and herbicides

•	Broad Diversified Business:

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Geographic diversity.    Our worldwide manufacturing, sales and marketing network enables us to serve the needs of both local and global customers worldwide. As of December 31, 2012, we operated 30 manufacturing facilities in 14 countries. On April 30, 2013, we sold five manufacturing facilities upon the closing of the sale of the Antioxidant business. For the year ended December 31, 2012, 48% of our net sales were generated in the United States and Canada, 28% from Europe and Africa, 18% from Asia/Pacific and 6% from Latin America. We market and sell our products in more than 100 countries, providing the opportunity to develop new markets for our products in higher-growth regions. We have built upon our historical strength in the United States and Europe to expand our business geographically, thereby diversifying our exposure to many different economies.

Geographic Information

(1)	The manufacturing facilities information in the table above is as of December 31, 2012. On April 30, 2013, we sold five manufacturing facilities upon the closing of the sale of the Antioxidant business (two in North America, two in Europe and one in Asia).

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Product and industry diversity.    We are comprised of a number of distinct businesses, each of which is impacted by varied industry trends. Additionally, our business portfolio serves diverse industries and applications, thereby providing us with further diversification.

•	Diversified customer base. We have a large and diverse global customer base in a broad array of industries. No single customer comprises more than ten percent of our consolidated 2012 net sales.

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Unique Industry Positions:    We believe our businesses possess significant differentiation within their respective industry segments. Some of our businesses are vertically integrated into key feedstocks and others have strong brand recognition, long lead time product registrations or technical and formulatory know-how. We believe these attributes are difficult to replicate and allow us to attract customers looking for consistent performance, reliability and cost-effective results, and are distinct competitive advantages. Examples include:

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Our Industrial Engineered Products segment has a strong diversified position in bromine with an extensive brine field operation in South Arkansas, and long term strategic sourcing agreements that provides access to Dead Sea and addition South Arkansas bromine. We have announced entering into an agreement to acquire certain bromine assets of Solaris Chemtech in India; the fourth richest source of bromine in the world. The transaction is subject to, among other things, receiving approval for the transfer of rights to the brine resources from which the bromine is extracted. Bromine is used as a building block for products such as flame retardants used in automotive, electronics and building and construction and brominated derivatives used in pharmaceutical, agriculture and energy based industry segments. Our high-purity organometallics products are based on 50 years of innovation and safe-handling and provide state of the art solutions to rapidly developing new applications such as the chemical vapor deposition of metal oxides in electronics and photovoltaics, pharmaceutical synthesis reagents and next generation polymerization catalysts.

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Our Industrial Performance Products segment participates in a production joint venture that produces cost competitive alkylated diphenylamine, a building block for our Naugalube antioxidants used in lubricants and develops urethane systems, the production of which is enhanced by our technical and formulatory know-how that permits us to engineer our products to meet specific customer needs.

•	Our Consumer Products segment benefits from well-established brand names, a sizable retail distribution network, as well as registrations and proprietary products.

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Our Chemtura AgroSolutions segment is well experienced in formulating crop protection products and obtaining the required registrations for its products in each country in which they are sold. Once obtained, these registrations provide a right to use the active compound upon which the product is based for the specified crop in that country or region for a number of years.

•

Well Positioned to Expand in the Faster Growing Regions:    Our businesses’ product portfolios have positioned us to benefit from high growth regions in the future. We derived 24% of our revenues during 2012 from the faster growing regions including Asia/Pacific and Latin America. We will continue to invest in faster growing regions as their polymer production increases, their manufacturing of electronic products expands, their automotive industries build vehicles that meet emission standards such that they can be exported to western markets, and their growers seek to increase their crop yields to support their growing populations and exports of their produce. There are a limited number of suppliers that can supply the products or provide the technical support that customers in these regions require, giving us the opportunity to capture this growth in demand for our products. We are building a multi-purpose manufacturing plant in China which will initially produce synthetic lubricants and greases and high performance urethane products. Completion of the planned acquisition of the bromine assets of Solaris Chemtech in India will further strengthen our Great Lakes business by establishing production, technical service and research closer to our highest growth customers in China and India.

•

Focused, Experienced Management Team:    We are led by Craig A. Rogerson, our Chairman, President and Chief Executive Officer. Mr. Rogerson holds a chemical engineering degree from Michigan State University and has over 33 years of operating and leadership experience in the specialty chemicals industry. Mr. Rogerson is supported by a senior management team that has extensive operational and financial experience in the specialty chemicals industry. Our senior management team is focused on creating a culture of performance and accountability that can leverage the global economic recovery and the long-term trends in the industries we serve to drive profitable revenue growth. For more information on our executive officers, see Item 10, Directors, Executive Officers and Corporate Governance of our Annual Report on Form 10-K for the year ended December 31, 2012.

Our Strategy

Our primary goal is to create value for our stakeholders by driving profitable revenue growth of our businesses while continuing to manage our costs. We will develop and engineer new products and processes, exploit our global scale for regional growth and manage our portfolio of specialty chemical businesses. We actively manage our portfolio of specialty chemical businesses, divesting and acquiring businesses to drive further value creation. Our efforts are directed by the following key business strategies:

•

Technology-Driven Growth through Industry Focused Innovation.    As a specialty chemical developer and manufacturer, our competitive strength lies in continually developing and engineering new products and processes that meet our customers’ changing needs. We are investing in innovation to strengthen our new product pipelines and will license or acquire technologies to supplement these initiatives. We focus on the development of products that are sustainable, meet ecological concerns and capitalize on growth trends in the industries we serve.

•

Growth Expansion in Faster-Growing Regions through Building Global Scale.    We are building our local presence in the faster growing regions through sales representation, technical development centers, joint ventures and local manufacturing. We empower our regional teams to serve their growing customer base and will supplement these efforts through “bolt-on” acquisitions that fulfill our goals for our portfolio. We exploit our global scale by sharing service functions and technologies that no one region or business could replicate on its own while utilizing our regional presence to lower raw material costs.

•

Performance-Driven Culture.    We believe we have outstanding people who can deliver superior performance under strong, experienced leaders who instill a culture of accountability. We expect accountability on safety, environmental stewardship, compliance with laws, customer commitments and performance. We are focused on understanding the needs of our customers and meeting such needs by efficiently executing their orders and delivering technology based solutions that meet their requirements to earn the position as their preferred supplier. We measure our performance against benchmarks and metrics using statistical analysis and drive operational excellence through continuous improvement.

•

Portfolio and Cost Management.    We are intent on creating a focused portfolio of global specialty chemical businesses with sustainable competitive advantages and growth in our core businesses with a focus on electronics and energy, transportation, and agriculture industries through both divesting non-core parts of our business portfolio and acquiring businesses to strengthen our remaining core business portfolio, some of which may be material. We also continue to actively manage our portfolio of global specialty chemical businesses, including our non-core businesses such as Consumer Products, to maximize their value. Leveraging global demographic and technology trends and our in-depth knowledge and expertise that provide us with the “right to play” in these industries, we will drive value-accreting growth fueled by our focus on innovation and the faster growing regions. As we build this portfolio we will continue to increase the differentiation of our products while pruning or exiting underperforming products and managing costs.

Company Structure

The chart below illustrates our basic corporate and debt structure upon completion of this offering after the application of the net proceeds of the offering of the notes as described under “Use of Proceeds.”

(1)	Assumes and gives effect to the repayment of (1) approximately $55 million of the Term Loan with cash on hand and (2) approximately $45 million of the Term Loan with a portion of the net proceeds from this offering. See “Use of Proceeds.”
(2)	Assumes and gives effect to the repurchase of approximately $354 million aggregate principal amount of 2018 Notes validly tendered in the Tender Offer as of the date of this prospectus supplement using the net proceeds from this offering. Additional 2018 Notes may be tendered after the date of this prospectus supplement but on or prior to the Expiration Date and accepted for repurchase pursuant to the Tender Offer, but we expect any such repurchases to be minimal.

(3)	For the twelve months ended December 31, 2012, our non-guarantor subsidiaries represented approximately 43% of our net sales, approximately 48% of our net earnings and approximately 31% of our consolidated Adjusted EBITDA. As of March 31, 2013, our non-guarantor subsidiaries represented approximately 50% of our total assets. See “Summary Historical Consolidated Financial Information” for the list of items included in “Adjusted EBITDA.”
(4)	The notes will be fully and unconditionally guaranteed on a senior unsecured basis, jointly and severally, by each subsidiary that guarantees the 2018 Notes. Under certain circumstances, guarantors may be released from their guarantees without the consent of the holders of notes. See “Description of Notes—The Guarantees.”

The Offering

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The sections entitled “Description of Notes” and “Transfer Restrictions” contain a more detailed description of the terms and conditions of the notes. As used in this section, “we,” “our,” “us” and “Chemtura” refer to Chemtura Corporation and not to its subsidiaries.

Issuer	Chemtura Corporation

Securities	$450 million aggregate principal amount of 5.75% Senior Notes due 2021.

Maturity	July 15, 2021.

Interest Payment Dates	January 15 and July 15 of each year, commencing on January 15, 2014.

Interest Rate	5.75% per year.

Guarantees	The notes will be fully and unconditionally guaranteed on a senior unsecured basis, jointly and severally, by each subsidiary that guarantees the 2018 Notes. Under certain circumstances, guarantors may be released from their guarantees without the consent of the holders of notes. See “Description of Notes—The Guarantees.”

For the twelve months ended December 31, 2012, our non-guarantor subsidiaries:

•	represented approximately 43% of our net sales;

•	represented approximately 48% of our net earnings; and

•	represented approximately 31% of our consolidated Adjusted EBITDA.

As of March 31, 2013, our non-guarantor subsidiaries represented approximately 50% of our total assets.

See “Summary Historical Consolidated Financial Information” for the list of items included in “Adjusted EBITDA.”

Ranking	The notes and the guarantees will be Chemtura’s and the guarantors’ general unsecured senior obligations and

•	will rank equally in right of payment with all of our and the guarantors’ respective existing and future senior indebtedness (including the 2018 Notes);

•	will be effectively subordinated to all of our and the guarantors’ respective existing and future secured indebtedness, including our Credit Facilities to the extent of the value of the collateral;

•	will rank senior in right of payment to our and the guarantors’ respective future subordinated indebtedness; and

•

will be structurally subordinated to all existing and future liabilities (including trade payables) of each of our subsidiaries that does not guarantee the notes, except with respect to indebtedness owed to the Company or other guarantors.

As of March 31, 2013, on a pro forma basis after giving effect to the sale of the notes and the anticipated application of the net proceeds therefrom, as if such transactions had occurred on that date:

•	we would have had approximately $886 million of total indebtedness (including the notes, the 2018 Notes and the Term Loan); and

•

we would have had approximately $15 million of undrawn letters of credit and approximately $260 million of additional borrowing capacity under our $275 million Senior Asset Based Facility, all of which is secured on an effectively senior basis to the notes to the extent of the value of the collateral if borrowed.

In addition, at March 31, 2013, our non-guarantor subsidiaries had $487 million of total liabilities (including trade payables but excluding intercompany liabilities), all of which would have been structurally senior to the notes.

Optional Redemption	The notes will be redeemable at our option, in whole or in part, at any time on or after July 15, 2016, in each case, at the redemption prices set forth in this prospectus supplement, plus accrued and unpaid interest up to, but excluding, the date of redemption.

At any time prior to July 15, 2016, we may also redeem up to 35% of the notes from proceeds of certain equity offerings at a price equal to 105.750% of the principal amount of the notes plus accrued and unpaid interest up to, but excluding, the date of redemption.

The notes are also redeemable before July 15, 2016 at a redemption price of 100% of the principal amount plus accrued and unpaid interest, if any, plus a “make-whole” premium.

Change of Control Repurchase Event	The occurrence of a Change of Control Repurchase Event (as defined in “Description of Notes—Certain Definitions”) will be a triggering event requiring us to offer to purchase from you all or a portion of your notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest up to, but excluding, the date of purchase. See “Description of Notes—Change of Control.”

Covenants	The notes will be issued under an indenture entered into among Chemtura Corporation, the guarantors and the trustee. The indenture will, among other things, limit our ability and the ability of our restricted subsidiaries to, among other things:

•	incur additional secured indebtedness;

•	incur indebtedness of nonguarantor subsidiaries;

•	engage in certain sale-leaseback transactions with affiliates; and

•	merge or consolidate with or into any other person or lease, sell or transfer substantially all our properties and assets.

Absence of Public Market for the Notes	Prior to this offering, there was no existing market for the notes. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for any quotation system to quote them.

If the underwriters make a market in the notes they may discontinue any market making in the notes at any time in their sole discretion. Accordingly, we cannot assure you that liquid markets will develop for the notes.

Use of Proceeds	We intend to use a portion of the net proceeds from the sale of the notes to pay the consideration in the Tender Offer and Consent Solicitation and to pay related fees and expenses, including tender premiums. The remaining net proceeds from the sale of the notes of approximately $45 million, together with approximately $55 million of cash on hand, will be used to separately repay $100 million of our outstanding Term Loan upon completion of the offering.

Risk Factors	In evaluating an investment in the notes, prospective investors should carefully consider, along with the other information included and incorporated by reference in this prospectus supplement and the accompanying prospectus, the specific factors set forth under “Risk Factors” beginning on page S-19 for risks involved with an investment in the notes.

Summary Historical Consolidated Financial Information

The following table presents summary financial and other data for Chemtura and its subsidiaries. The summary historical consolidated financial information as of December 31, 2012 and 2011 and for the fiscal years ended December 31, 2012, 2011 and 2010 has been derived from our audited consolidated financial statements and related notes incorporated by reference into this prospectus supplement. The summary historical consolidated financial information as of and for the three months ended March 31, 2013 and 2012 has been derived from our unaudited consolidated financial statements and related notes incorporated by reference into this prospectus supplement. In the opinion of management, our unaudited consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position, results of operations and cash flows. The results of operations for the three-month period ended March 31, 2013 are not necessarily indicative of the operating results to be expected for the full fiscal year.

	Three Months Ended March 31,		Year Ended December 31,
	2012	2013	2010	2011	2012
	(dollars in millions)
Summary of Operations
Net sales	$618	$606	$2,372	$2,606	$2,629
Gross profit	163	126	612	667	691
Selling, general and administrative	79	70	306	326	299
Depreciation and amortization	29	31	158	123	120
Research and development	12	9	39	38	44
Facility closures, severance and related costs	—	14	1	3	12
Gain on sale of business(a)	—	—	(2)	(27)	—
Impairment charges(b)	—	—	57	4	—
Changes in estimates related to expected allowable claims(c)	2	—	35	3	1
Equity loss (income)	1	2	(2)	1	4

Operating income	40	—	20	196	211
Interest expense(d)	(14)	(16)	(191)	(63)	(64)
Loss on early extinguishment of debt	—	—	(88)	—	(1)
Other income (expense), net	(3)	3	(6)	—	21
Reorganization items, net(e)	(2)	—	(303)	(19)	(5)

(Loss) earnings from continuing operations before income taxes	21	(13)	(568)	114	162
Income tax (expense) benefit	1	(8)	(19)	(20)	(28)

(Loss) earnings from continuing operations	22	(21)	(587)	94	134
(Loss) earnings from discontinued operations, net of tax	—	(2)	14	26	(34)
Loss on sale of discontinued operations, net of tax	—	—	(12)	—	—

Net earnings (loss)	22	(23)	(585)	120	100
Less: net loss (earnings) attributable to non-controlling interests	—	—	(1)	(1)	1

Net earnings (loss) attributable to Chemtura	$22	$(23)	$(586)	$119	$101

Balance Sheet Data (at end of period)
Cash and cash equivalents from continuing operations	$120	$251	$201	$179	$363
Working capital(f)	960	1,070	932	931	1,101
Total assets	2,968	3,024	2,913	2,855	3,030
Total debt	811	888	751	752	876
Net debt(g)	691	637	550	573	513
Total liabilities	1,874	1,998	1,942	1,809	1,962
Stockholders’ equity	1,094	1,026	971	1,046	1,068

	Three Months Ended March 31,		Year Ended December 31,
	2012	2013	2010	2011	2012
	(dollars in millions)

Other Financial Data
EBITDA(h)	$64	$34	$(131)	$300	$347
Adjusted EBITDA(h)	78	71	285	336	367
Cash interest paid	23	25	56	57	58
Cash taxes paid	12	3	6	16	45
Capital expenditures from continuing operations	(29)	(47)	(115)	(148)	(142)
Cash flow (used in) provided by operations	(89)	(75)	(204)	182	218
Cash flow used in investing	(29)	(49)	(81)	(181)	(140)
Cash flow provided by (used in) financing(i)	58	13	251	(18)	105
Net change in cash and cash equivalents	(58)	(113)	(35)	(21)	185

(a)	Gain on sale of business primarily included a $27 million gain on the sale of our 50% interest in Tetrabrom Technologies Ltd. in 2011 and a $2 million gain relating to the sale of the natural sodium sulfonates and oxidized petrolatum product lines in 2010.
(b)	The 2011 charge primarily included the impairment of intangible assets of $3 million within the Chemtura AgroSolutions. The 2010 charge included the impairment of goodwill of $57 million within the Chemtura AgroSolutions segment.
(c)	Changes in estimates related to expected allowable claims relate to adjustments to liabilities subject to compromise (primarily legal and environmental reserves) as a result of our Chapter 11 proofs of claim evaluation process.
(d)	Interest expense in 2010 includes $137 million of contractual interest expense recorded, relating to interest obligations on unsecured claims for the period from March 18, 2009 through November 10, 2010, the effective date of our Plan of Reorganization (the “Plan”), that were paid based on the Plan (included in this amount is contractual interest expense of $63 million for 2009).
(e)	Reorganization items, net, represent professional fees; the write-off of debt discounts, premiums and debt issuance costs; impacts from rejections or terminations of executory contracts and real property leases; impacts from the settlement of claims; and charges for reorganization initiatives.
(f)	Working capital is defined as our current assets minus our current liabilities.
(g)	Net debt is a supplemental measure that is not required by, or presented in accordance with, GAAP. We derive net debt as total debt less cash and cash equivalents from continuing operations.
(h)	EBITDA and Adjusted EBITDA are supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP. We define EBITDA as consolidated net earnings (loss) from continuing operations before depreciation and amortization, interest expense (net), loss on early extinguishment of debt and provision for income taxes. We define Adjusted EBITDA as EBITDA adjusted to exclude the items set forth in the table below. EBITDA and Adjusted EBITDA are included in this prospectus supplement because they are key metrics used by management to assess our operating performance. Please see “Non-GAAP Financial Measures” in our Annual Report on Form 10-K for the year ended December 31, 2012 for information on the limitations of these measures as analytical tools.

EBITDA and Adjusted EBITDA are not measures of our financial performance or liquidity under GAAP and should not be considered as alternatives to net income as a measure of operating performance, cash flows from operating activities as a measure of liquidity, or any other performance measure derived in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow for management’s discretionary use, as they do not consider certain cash requirements such as cash interest payments, cash tax payments and debt service requirements. EBITDA and Adjusted EBITDA contain certain other limitations, including the failure to reflect our cash expenditures, cash requirements for working capital needs and cash costs to replace assets being depreciated and amortized, and exclude certain non-recurring charges that may recur in the future. Management compensates for these limitations by relying primarily on our GAAP results and by using EBITDA and Adjusted EBITDA only supplementally. Our measures of EBITDA and Adjusted EBITDA are not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

The following is a reconciliation of EBITDA and Adjusted EBITDA to net earnings (loss) from continuing operations for the period, the most directly comparable GAAP measure:

	Three Months Ended March 31,		Year Ended December 31,
	2012	2013	2010	2011	2012
	(dollars in millions)
Net (loss) earnings from continuing operations attributable to Chemtura	$22	$(21)	$(587)	$94	$134
Depreciation and amortization	29	31	158	123	120
Interest expense	14	16	191	63	64
Loss on extinguishment of debt	—	—	88	—	1
Income tax expense (benefit)	(1)	8	19	20	28

EBITDA	64	34	(131)	300	347
Operational facility closures, severance and related costs	—	14	1	3	12
Gain on sale of business	—	—	(2)	(27)	—
Impairment charges	—	—	57	4	—
Changes in estimates related to expected allowable claims	2	—	35	3	1
Other (income) expense, net(1)	3	(3)	6	—	(21)
Reorganization items, net	2	—	303	19	5
Non-cash stock-based compensation	7	5	8	25	23
Loss on disposal of assets	—	—	2	1	—
Other non-recurring adjustments	—	21	6	—	—
UK pension benefit matter	—	—	—	8	—

Adjusted EBITDA	$78	$71	$285	$336	$367

(1)

Other (income) expense, net in 2012 consists principally of the release of cumulative foreign currency translation adjustments from the liquidation of entities, and for all other periods, it consists principally of foreign exchange gains and losses and interest income.

The following is a reconciliation of Adjusted EBITDA for the year ended December 31, 2012 to operating income, the most directly comparable GAAP measure, for each of our operating segments:

	Industrial Performance Products	Industrial Engineered Products	Consumer Products	Chemtura Agrosolutions	Corporate	Total
	(dollars in millions)
Operating income	$102	$140	$30	$65	$(126)	$211
Depreciation and amortization	25	43	10	13	29	120
Facility closures, severance and related costs	—	—	—	—	12	12
Changes in estimates related to expected allowable claims	—	—	—	—	1	1
Non-cash stock-based compensation	2	2	1	1	17	23

Adjusted EBITDA	$129	$185	$41	$79	$(67)	$367

(i)	For the year ended December 31, 2012, includes $125.0 million from the exercise of the accordion feature of our Term Loan.

RISK FACTORS

You should carefully consider the risk factors set forth below and the risk factors incorporated herein by reference to Chemtura’s Form 10-K for the year ended December 31, 2012 and Form 10-Q for the quarter ended March 31, 2013, as well as the other information contained or incorporated by reference in this prospectus supplement before deciding whether to invest in the notes. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. However, the selected risks described below and the risks that are incorporated herein by reference are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations. In such a case, we may not be able to make payments of principal and interest on the notes, and you may lose all or part of your original investment.

Risks Related to Our Significant Indebtedness and the Notes

Our Substantial Indebtedness Could Adversely Affect Our Financial Condition And Prevent Us From Fulfilling Our Obligations Under The Notes.

After the application of the proceeds from this offering, we will have a significant amount of indebtedness. As of March 31, 2013, after giving effect this offering, the use of the proceeds therefrom and the repayment of a portion of our Term Loan with cash on hand as described under “Use of Proceeds,” our total indebtedness would have been approximately $886 million, excluding $260 million of undrawn commitments under our Senior Asset Based Facility and $15 million of outstanding letters of credit.

Subject to the limits contained in the credit agreements governing our Credit Facilities, the indenture governing the notes and our other indebtedness instruments, we may be able to incur substantial additional indebtedness from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of indebtedness could intensify. Specifically, our high level of indebtedness could have important consequences to the holders of notes, including the following:

•	making it more difficult for us to satisfy our obligations with respect to the notes and our other indebtedness;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, product developments, acquisitions or other general corporate requirements;

•

requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

In addition, the indenture governing the notes and the credit agreements governing our Credit Facilities contain restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default, which, if not cured or waived, could result in the acceleration of all our debts.

Despite Current Indebtedness Levels, We May Still Be Able To Incur Substantially More Indebtedness. This Could Further Exacerbate The Risks Described Above.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although the indenture governing the notes and the credit agreements governing our Credit Facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and the additional indebtedness incurred in compliance with these restrictions could be substantial. If we incur any additional indebtedness that ranks equally with the notes, subject to any collateral arrangements, the holders of that indebtedness will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you. Additionally, as of March 31, 2013, as adjusted to give effect to this offering and the use of proceeds as described under “Use of Proceeds,” we estimate that we would have had approximately $15 million of undrawn letters of credit and approximately $260 million of additional borrowing capacity under our $275 million Senior Asset Based Facility, to which the notes would be effectively subordinated. If new indebtedness is added to our current indebtedness levels, the related risks that we and our subsidiaries now face could intensify.

We May Not Be Able To Generate Sufficient Cash To Service All Of Our Indebtedness, Including The Notes, And May Be Forced To Take Other Actions To Satisfy Our Obligations Under Our Indebtedness, Which May Not Be Successful.

Our ability to make scheduled payments on or to refinance our debt obligations, including the notes, depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to fund our day-to-day operations or to pay the principal, premium, if any, and interest on our indebtedness, including the notes.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to sell assets or operations, seek additional capital or restructure or refinance our indebtedness, including the notes. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all, and, even if successful, such alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreements governing our Credit Facilities restrict our ability to dispose of assets and use the proceeds from any such dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

In addition, we conduct our operations through our subsidiaries, certain of which will not be guarantors of the notes or our other indebtedness. Accordingly, repayment of our indebtedness, including the notes, is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Unless they are guarantors of the notes, our subsidiaries do not have any obligation to pay amounts due on the notes or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the notes. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. Although the agreements governing certain of our other existing indebtedness will limit the ability of certain of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to certain qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the notes.

Our inability to generate sufficient cash flows to satisfy our debt obligations or to refinance our indebtedness on commercially reasonable terms or at all would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations under the notes.

If we cannot make scheduled payments on our debt, we will be in default and, as a result, holders of our indebtedness could declare all outstanding principal and interest on such indebtedness to be due and payable, the lenders under our Senior Asset Based Facility could terminate their commitments to loan money, our secured lenders could foreclose against the assets securing such borrowings and we could be forced into a Chapter 11 proceeding or liquidation which could, in each case, result in your losing your investment in the notes.

The Terms Of Our Credit Facilities May Restrict Our Current And Future Operations, Particularly Our Ability To Respond To Changes Or To Take Certain Actions.

The credit agreements governing our Credit Facilities contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests, including, among other things, restrictions on our ability to:

•	incur, assume or guarantee additional indebtedness;

•	issue redeemable stock and preferred stock;

•	pay dividends or distributions or redeem or repurchase capital stock;

•	prepay, redeem or repurchase certain indebtedness;

•	make loans and investments;

•	incur liens;

•	restrict dividends, loans or asset transfers from our subsidiaries;

•	sell or otherwise dispose of assets, including capital stock of subsidiaries;

•	consolidate or merge with or into, or sell substantially all of our assets to, another person;

•	enter into transactions with affiliates; and

•	enter into new lines of business.

In addition, the restrictive covenants in the credit agreements governing our Credit Facilities will require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet them.

As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our plans.

A breach of the covenants under the credit agreements governing our Credit Facilities could result in an event of default under the applicable indebtedness. Such default may allow the creditors to accelerate the related indebtedness and may result in the acceleration of any other indebtedness to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the credit agreements governing our Senior Asset Based Facility will permit the lenders under our Senior Asset Based Facility to terminate all commitments to extend further credit under that facility. Furthermore, if we were unable to repay the amounts due and payable under our Credit Facilities, those lenders could proceed against the collateral granted to them to secure that indebtedness. In the event our lenders or holders of our indebtedness accelerate the repayment of our borrowings, we cannot assure you that we and our subsidiaries would have sufficient assets to repay such indebtedness.

The Notes Will Be Effectively Subordinated To Our Secured Indebtedness To The Extent Of The Value Of The Assets Securing That Indebtedness.

The notes will be effectively subordinated to claims of our secured creditors to the extent of the value of the assets securing such claims, and the guarantees will be effectively subordinated to the claims of our secured creditors as well as the secured creditors of our subsidiary guarantors. As of March 31, 2013, as adjusted to give effect to this offering and the use of proceeds therefrom and the repayment of a portion of the Term Loan with cash on hand, as described under “Use of Proceeds,” we estimate that we would have had approximately $318 million of indebtedness outstanding under our Term Loan, approximately $15 million of undrawn letters of credit and approximately $260 million of additional borrowing capacity under our $275 million Senior Asset Based Facility, to which the notes would be effectively subordinated. Holders of our secured obligations, including obligations under our Credit Facilities, will have claims that are prior to claims of the holders of the notes with respect to the assets securing those obligations. In the event of insolvency, liquidation, reorganization, dissolution or other winding-up, our assets and those of our subsidiaries will be available to pay obligations on the notes and the guarantees only after holders of our senior secured indebtedness have been paid the value of the assets securing such obligations. Accordingly, there may not be sufficient funds remaining to pay amounts due on all or any of the notes.

The Notes And The Guarantees Will Be Structurally Subordinated To All Indebtedness Of Our Existing And Future Subsidiaries That Are Not And Do Not Become Guarantors Of The Notes.

The notes will be fully and unconditionally guaranteed on a senior unsecured basis, jointly and severally, by each domestic subsidiary that guarantees the 2018 Notes. Except for such subsidiary guarantors of the notes, our subsidiaries, including all of our non-domestic subsidiaries, will have no obligation, contingent or otherwise, to pay amounts due under the notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payment. The notes will be structurally subordinated to all indebtedness and other obligations of any non-guarantor subsidiary such that, in the event of insolvency, liquidation, reorganization, dissolution or other winding-up of any subsidiary that is not a guarantor, all of such subsidiary’s creditors (including trade creditors and preferred stockholders, if any) would be entitled to payment in full out of such subsidiary’s assets before we would be entitled to any payment.

For the twelve months ended December 31, 2012, our non-guarantor subsidiaries represented approximately 43% of our net sales, approximately 48% of our net earnings and approximately 31% of our consolidated Adjusted EBITDA. As of March 31, 2013, our non-guarantor subsidiaries represented approximately 50% of our total assets. Certain of our subsidiaries which guarantee our Credit Facilities are not guarantors of the 2018 Notes and will not guarantee the notes, however such subsidiaries had no net sales, net earnings orconsolidated Adjusted EBITDA for the twelve months ended December 31, 2012, and no assets as of March 31, 2013. See “Summary Historical Consolidated Financial Information” for the list of items included in “Adjusted EBITDA.”

We May Not Be Able To Repurchase The Notes Upon A Change Of Control Repurchase Event.

Upon the occurrence of a Change of Control Repurchase Event, we will be required to offer to repurchase all outstanding notes at 101% of their principal amount, plus accrued and unpaid interest up to, but excluding, the repurchase date. Additionally, under our Credit Facilities, a change of control (as defined therein) constitutes an event of default that permits the lenders to accelerate the maturity of borrowings under the respective agreements and the commitments to lend would terminate. The source of funds for any purchase of the notes and repayment of borrowings under our Credit Facilities will be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the notes upon a Change of Control Repurchase Event because we may not have sufficient financial resources to purchase all of the debt securities that are tendered upon a Change of Control Repurchase Event and repay our other indebtedness that will become due. We may require additional financing from third parties to fund any such purchases, and we cannot assure you that we would be able to obtain financing on satisfactory terms or at all. Further, our ability to repurchase the notes may be limited by law. In order to avoid the obligations to repurchase the notes and events of default and potential breaches of the credit agreements governing our Credit Facilities, we may have to avoid certain change of control transactions that would otherwise be beneficial to us.

In addition, certain important corporate events, such as leveraged recapitalizations, may not, under the indenture governing the notes, constitute a Change of Control Repurchase Event that would require us to repurchase the notes, notwithstanding the fact that such corporate events could increase the level of our indebtedness or otherwise adversely affect our capital structure, credit ratings or the value of the notes. See “Description of Notes—Change of Control.”

Federal And State Fraudulent Transfer Laws May Permit A Court To Void The Notes Or The Guarantees And, If That Occurs, You May Not Receive Any Payments On The Notes.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the notes and the incurrence of the guarantees of such notes. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the notes or the guarantees thereof could be voided as a fraudulent transfer or conveyance if we or any of the guarantors, as applicable, (1) issued the notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (2) received less than reasonably equivalent value or fair consideration in return for either issuing the notes or incurring the guarantees and, in the case of (2) only, one of the following is also true at the time thereof:

•	we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the notes or the incurrence of the guarantees;

•	the issuance of the notes or the incurrence of the guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital or assets to carry on the business;

•	we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor’s ability to pay as they mature; or

•

we or any of the guarantors were a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or a valid antecedent debt is secured or satisfied. A court would likely find that a guarantor did not receive reasonably equivalent value or fair consideration for its guarantee, to the extent such guarantor did not obtain a reasonably equivalent benefit directly or indirectly from the issuance of the notes.

We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were insolvent at the relevant time or, regardless of the standard that a court uses, whether the notes or the guarantees would be subordinated to our or any of our guarantors’ other indebtedness. In general, however, a court would deem an entity insolvent if:

•	the sum of its debts, including contingent and unliquidated liabilities, was greater than the fair saleable value of all of its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they became due.

If a court were to find that the issuance of the notes or the incurrence of a guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the notes or such guarantee or subordinate the notes or such guarantee to presently existing and future indebtedness of ours or of the related guarantor, or require the holders of notes to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the notes. Further, the avoidance of the notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of such debt.

Finally, as a court of equity, the bankruptcy court may subordinate the claims in respect of the notes to other claims against us under the principle of equitable subordination, if the court determines that (1) the holder of notes engaged in some type of inequitable conduct, (2) such inequitable conduct resulted in injury to our other creditors or conferred an unfair advantage upon the holder of notes and (3) equitable subordination is not inconsistent with the provisions of Title 11 of the United States Code.

In the indenture governing the notes, the obligations of the guarantors under their guarantees will be limited as necessary to minimize the risk that such guarantees would constitute a fraudulent conveyance under applicable law. However, we cannot be certain that such limitations will be enforced and that the guarantees would not be considered to constitute fraudulent conveyances by a court.

There Is Currently No Public Market For The Notes, And An Active Trading Market May Not Develop For The Notes. The Failure Of A Market To Develop For The Notes Could Adversely Affect The Liquidity And Value Of The Notes.

Prior to this offering, there was no existing market for the notes. We do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes on any automated dealer quotation system. A market may not develop for the notes, and if a market does develop, it may not be sufficiently liquid for your purposes. If an active, liquid market does not develop for the notes, the market price and liquidity of the notes may be adversely affected. If any of the notes are traded after their initial issuance, they may trade at a discount from their initial offering price.

The liquidity of the trading market, if any, and future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results, financial performance and prospects, the market for similar securities and the overall securities market, and may be adversely affected by unfavorable changes in these factors. The market for the notes may be subject to disruptions that could have a negative effect on the holders of the notes, regardless of our operating results, financial performance or prospects.

USE OF PROCEEDS

We expect the net proceeds from the sale of the notes to be approximately $442 million, after deduction of our offering expenses and underwriting discounts and commissions. We intend to use a portion of the net proceeds from the sale of the notes to pay the consideration in the Tender Offer and Consent Solicitation and to pay related fees and expenses, including tender premiums. As of the date of this prospectus supplement, holders of approximately 77.89% of the 2018 Notes had tendered their 2018 Notes in the Tender Offer. As of March 31, 2013, $455 million aggregate principal amount of 2018 Notes was outstanding. The 2018 Notes bear interest at 7.875% per annum and mature on September 1, 2018. The remaining net proceeds from the sale of the notes of approximately $45 million, together with approximately $55 million of cash on hand, will be used to separately repay $100 million of our outstanding Term Loan upon completion of the offering. As of March 31, 2013, approximately $420 million ($418 million net of unamortized original issue discount) aggregate principal was outstanding under the Term Loan. The Term Loan matures on August 27, 2016 and incurred interest at 5.5% per annum in the quarter ended March 31, 2013.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, total debt and stockholders’ equity as of March 31, 2013 on an actual basis and as adjusted to give effect to the sale of the notes, the anticipated application of the net proceeds therefrom and the use of cash on hand to repay $50 million of the outstanding Term Loan and additional expenses in excess of the proceeds upon completion of this offering. The following information should be read in conjunction with our consolidated financial statements and the accompanying notes, which are incorporated by reference herein. Refer to “Incorporation by Reference of Certain Documents” in the accompanying prospectus.

	As of March 31, 2013
	Actual	As Adjusted
	(dollars in millions)
Cash and cash equivalents(1)	$251	$196

Debt, including current maturities:
Senior Asset Based Facility(2)	—	—
Term Loan	418	318
2018 Notes(3)	453	101
Notes offered hereby	—	450
Other debt	17	17

Total debt, including current maturities	888	886
Stockholders’ equity(1)(4)	1,026	975

Total capitalization	$1,914	$1,861

(1)	Does not include adjustments for the cash proceeds of $97 million or the loss on the sale associated with the Antioxidant divestiture.
(2)	As of March 31, 2013, we had $15 million of outstanding letters of credit and approximately $260 million of undrawn commitments.
(3)	The as adjusted amount assumes and gives effect to the repurchase of approximately $354 million aggregate principal amount of 2018 Notes validly tendered in the Tender Offer as of the date of this prospectus supplement using the net proceeds from this offering and $2 million of unamortized original issue discount. Additional 2018 Notes may be tendered after the date of this prospectus supplement but on or prior to the Expiration Date and accepted for repurchase pursuant to the Tender Offer, but we expect any such repurchases to be minimal.
(4)	Includes $9 million associated with the write-off of original issue discount and capitalized fees and $42 million of consent payments to holders of the 2018 Notes that have validly tendered on or prior to the Consent Date.

DESCRIPTION OF OTHER INDEBTEDNESS

For a summary of certain material provisions and covenants of our indebtedness, you should refer to Note 8 to our consolidated financial statements for the year ended December 13, 2012, incorporated by reference into this prospectus supplement. In addition, the agreements and instruments governing our indebtedness are complicated, and restrict the ability of our subsidiaries to provide funds to us, and you should consult such agreements and instruments for more detailed information regarding those obligations.

DESCRIPTION OF NOTES

You can find the definitions of certain terms used in this description under “Certain Definitions.” In this description, the term “the Company” refers only to Chemtura Corporation and not to any of its subsidiaries. Additionally, the terms “guarantors” or “guarantor” refer to our Subsidiaries who will initially guarantee the notes as described below and any other Subsidiary of the Company that in the future agrees to become a guarantor.

The notes will be issued under a base indenture dated as of June 10, 2013 among the Company, the guarantors and Wells Fargo Bank, National Association, as trustee, as supplemented by a supplemental indenture with respect to the notes and the guarantees to be dated as of the date of initial issuance of the notes. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The indenture will provide for the initial issuance of $450 million in aggregate principal amount of notes in this offering. We refer to these notes as the “initial notes.” The indenture will also provide for the issuance of an unlimited amount of additional notes, which we refer to in this description as the “additional notes.” All additional notes will be identical to the initial notes and will constitute a part of the same series, including with respect to redemption and matters requiring approval of the holders. There can be no assurances, however, that any additional notes subsequently issued under the indenture will be treated as fungible with the initial notes for United States federal income tax purposes.

The following description is a summary of the material provisions of the indenture and does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. Copies of the indenture will be available to you upon request from the Company at the address set forth under “Incorporation by Reference of Certain Documents.”

Brief Description of the Notes and the Guarantees

The Notes

The notes will be:

•	general unsecured senior obligations of the Company;

•	equal in right of payment to all existing and future senior indebtedness of the Company (including the Company’s outstanding 7.875% Senior Notes due 2018);

•	effectively subordinated to all existing and future secured indebtedness of the Company (including the Credit Facilities) to the extent of the assets securing such indebtedness;

•

structurally subordinated to all liabilities (including trade payables) of the Company’s subsidiaries that are not guarantors (except with respect to indebtedness owed to the Company or other guarantors);

•	senior in right of payment to all existing and future subordinated indebtedness of the Company; and

•	unconditionally guaranteed by the guarantors on a senior basis.

The Guarantees

As of the date of this prospectus supplement, only the subsidiaries of the Company that guarantee the Company’s 7.875% Senior Notes due 2018 will guarantee the Company’s obligations under the notes and the indenture. Those guarantor subsidiaries do not include any Foreign Subsidiaries, Foreign Holding Companies or Captive Insurance Entities. Other subsidiaries of the Company may become guarantors after the Issue Date as provided in the indenture. The obligations of the guarantors under their guarantees will be limited as necessary to minimize the risk that such guarantees would constitute a fraudulent conveyance under applicable law. See “Risk Factors—Federal and state fraudulent transfer laws may permit a court to void the notes or the guarantees and, if that occurs, you may not receive any payments on the notes.”

The guarantees of the notes will be:

•	general unsecured senior obligations of the guarantors;

•	equal in right of payment to all existing and future senior indebtedness of the guarantors;

•	effectively subordinated to all existing and future secured indebtedness of each guarantor to the extent of the assets securing such indebtedness; and

•	senior in right of payment to all existing and future subordinated indebtedness of the guarantors.

As of March 31, 2013, as adjusted for this offering and the application of the proceeds thereof and the repayment of a portion of the Term Loan with cash on hand as described in “Use of Proceeds,” the Company and the guarantors would have had approximately $869 million of outstanding senior indebtedness (excluding intercompany subsidiary indebtedness and other liabilities), of which approximately $318 million would have been secured.

Not all of the Company’s Subsidiaries will guarantee the notes. Our non-guarantor subsidiaries had approximately $8 million of indebtedness (excluding intercompany subsidiary indebtedness and other liabilities) outstanding on March 31, 2013. See “Note 19. Guarantor Condensed Consolidating Financial Data” to the condensed consolidated financial statements (unaudited) included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which is incorporated herein by reference, for certain financial information about our non-guarantor subsidiaries.

The obligations of any guarantor under its guarantee of the notes will be automatically and unconditionally released and discharged when any of the following occurs:

(i)	a disposition (including, without limitation, by way of merger, consolidation or otherwise), directly or indirectly, of all of the capital stock of such guarantor to any Person that is not a Restricted Subsidiary of the Company;

(ii)	a disposition (including, without limitation, by way of merger, consolidation or otherwise), directly or indirectly, of capital stock of such guarantor to any Person that is not a Restricted Subsidiary of the Company, or an issuance by such guarantor of its capital stock, in each case as a result of which such guarantor ceases to be a Subsidiary of the Company;

(iii)	such guarantor ceases to be a borrower or other obligor with respect to any indebtedness of the Company under the Credit Agreement and the Company’s outstanding 7.875% Senior Notes due 2018 and any indebtedness of such guarantor outstanding on the release date could have been incurred by a non-guarantor of the notes under the covenant “—Limitation on Subsidiary Debt”;

(iv)	the designation of such guarantor as an Unrestricted Subsidiary in accordance with the provisions of the indenture;

(v)	in the case of any guarantor which, after the date of the indenture, liquidates or dissolves or consolidates or merges with or into another guarantor or the Company, upon such liquidation, dissolution, consolidation or merger;

(vi)	with the consent of each holder of outstanding notes; or

(vii)	the occurrence of Legal Defeasance, Covenant Defeasance or Satisfaction and Discharge in accordance with the indenture.

Principal, Maturity and Interest of Notes

The notes will be issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The notes will mature on July 15, 2021, at the principal amount, plus accrued and unpaid interest, if any, to, but not including, the maturity date.

Interest on the notes will accrue at the rate of 5.75% per annum. Interest on the notes is payable semi-annually in arrears on July 15 and January 15, commencing on January 15, 2014. The Company will make each interest payment to the holders of record of the notes on the immediately preceding June 30 and December 31.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption

At any time and from time to time prior to July 15, 2016, the Company may redeem the notes, in whole or in part, at its option, upon not less than 30 nor more than 60 days’ prior written notice at a redemption price equal to 100% of the principal amount of such notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to but not including, the applicable redemption date.

At any time and from time to time on or after July 15, 2016, the Company may redeem the notes, in whole or in part, at its option, upon not less than 30 nor more than 60 days’ prior written notice at a redemption price equal to the respective percentage of the principal amount of any notes being redeemed set forth below during the twelve-month period beginning on July 15 of the year indicated below, plus accrued but unpaid interest, if any, to but not including, the applicable redemption date:

Year	Percentage
2016	104.313%
2017	102.875%
2018	101.438%
2019 and thereafter	100.000%

At any time and from time to time prior to July 15, 2016, the Company may redeem the notes (including any additional notes) with the net cash proceeds received by the Company from any Equity Offering at a redemption price equal to 105.750% plus accrued but unpaid interest, if any, to but not including, the applicable redemption date, in an aggregate principal amount for all such redemptions not to exceed 35% of the original aggregate principal amount of the notes (including any additional notes); provided that

(1)	in each case the redemption takes place not later than 90 days after the consummation of the related Equity Offering; and

(2)	not less than 50% of the original aggregate principal amount of the notes (including any additional notes) issued under the indenture remains outstanding immediately after such redemption (excluding the aggregate principal amount of all notes then held by the Company or any of its Restricted Subsidiaries).

Each notice of redemption will be provided as set forth under “—Selection and Notice” below.

Any notice of redemption may be given prior to the completion of any event or transaction related to such redemption, and any such redemption or notice may, at the Company’s discretion, be subject to one or more conditions precedent, including in the case of any Equity Offering, completion of such Equity Offering. In addition, if such redemption or notice is subject to satisfaction of one or more conditions precedent, such notice shall state that, in the Company’s discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date, or by the redemption date so delayed.

If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest will be paid to the Person in whose name the note is registered at the close of business on such record date, and no additional interest will be payable to holders in respect of whose notes will be subject to redemption by the Company.

Selection and Notice

If less than all the notes are to be redeemed at any time in connection with an optional redemption, the trustee will select notes on a pro rata basis or such other method as the trustee deems fair and appropriate, unless another method is required by law or stock exchange requirement or the procedures of DTC.

No notes of $2,000 or less may be redeemed in part. Notices of redemption will be sent by first class mail or sent electronically at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address except that redemption notices may be sent more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture, in each case in accordance with the provisions of the indenture.

A notice of redemption will state:

•	the redemption date fixed for redemption of the notes;

•	the redemption price and the amount of accrued interest, if any, to be paid;

•	the paragraph of the notes or the section of the indenture pursuant to which the notes called for redemption are being redeemed;

•	the name and address of the paying agent;

•	that notes called for redemption must be surrendered to the paying agent to collect the redemption price;

•	that unless the Company defaults in making the redemption payment, interest, if any, on notes or portions of them called for redemption will cease to accrue on and after the redemption date;

•

that, if any note is being redeemed in part, the portion of the principal amount of such note to be redeemed, and the only remaining right of the holders of such notes is to receive payment of the redemption price upon surrender to the paying agent of such notes;

•

that, if less than all the notes are to be redeemed, the identification of the particular notes and the principal amount (or portion thereof) of such notes to be redeemed and the aggregate principal amount of notes to be outstanding after such partial redemption; and

•	whether the redemption is conditioned on any events and, if so, the conditions precedent to the redemption.

Any notice of redemption may be given prior to the completion of any event or transaction related to such redemption, and any such redemption or notice may be subject to one or more conditions precedent. In addition, if such redemption or notice is subject to satisfaction of one or more conditions precedent, such notice will state that, in the discretion of the Company, the redemption date may be delayed until such time as any or all of such conditions have been satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions have not been satisfied by the redemption date, or by the redemption date so delayed.

The Company will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Upon surrender of a physical note to be redeemed in part, the Company will issue a new note in a principal amount equal to and in exchange for the unredeemed portion of the original note in the name of the holder upon cancellation of the original note.

Change of Control

Unless the Company has previously or concurrently mailed a redemption notice with respect to all the outstanding notes as described under “—Optional Redemption,” upon the occurrence of a Change of Control Repurchase Event with respect to the notes, each holder of notes will have the right to require the Company to repurchase all or any part of such holder’s notes at a purchase price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date that occurs prior to the repurchase date).

Within 30 days following any Change of Control Repurchase Event, the Company will mail a notice (a “Change of Control Offer”) to each holder of notes with a copy to the trustee stating:

(1)	the provision of the indenture pursuant to which the offer is being made and that all notes validly tendered will be accepted for payment on a pro rata basis;

(2)	that a Change of Control Repurchase Event has occurred and that such holder has the right to require the Company to repurchase such holder’s notes at a repurchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date that occurs prior to the repurchase date);

(3)	the date of repurchase, which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Payment Date”);

(4)	that any note not tendered will continue to accrue interest pursuant to its terms;

(5)	that, unless the Company defaults in the payment of the purchase price, any note accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest on and after the Payment Date;

(6)	that holders electing to have a note purchased pursuant to the Change of Control Offer will be required to surrender the note, together with the form entitled “Option of the Holder to Elect Purchase” on the reverse side of the note completed, to the paying agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Payment Date;

(7)	that holders will be entitled to withdraw their election if the paying agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a facsimile, PDF or other electronic transmission or letter setting forth the name of such holder, the principal amount of notes delivered for purchase and a statement that such holder is withdrawing his election to have such notes purchased; and

(8)	that holders whose notes are being purchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the notes surrendered; provided that each note purchased and each new note issued shall be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

On the Payment Date, the Company shall (a) accept for payment notes or portions thereof tendered pursuant to a Change of Control Offer; (b) deposit with the paying agent money sufficient to pay the purchase price of all notes or portions thereof so accepted; and (c) deliver, or cause to be delivered, to the trustee all notes or portions thereof so accepted together with an officers’ certificate specifying the notes or portions thereof accepted for payment by the Company. The paying agent shall promptly mail to the holders of notes so accepted payment in an amount equal to the purchase price, and the trustee shall promptly authenticate and mail (or cause to be transferred by book-entry) to such holders a new note equal in principal amount to any unpurchased portion of the note surrendered; provided that each note purchased and each new note issued shall be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. The Company will publicly announce the results of a Change of Control Offer as soon as practicable after the Payment Date. The trustee shall act as the paying agent for a Change of Control Offer. The Company will comply with Section 14(e) under the Exchange Act and any other securities laws and regulations thereunder, to the extent such laws and regulations are applicable, in the event that the Company is required to repurchase notes pursuant to a Change of Control Repurchase Event. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the indenture relating to a Change of Control Offer, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under such provisions of the Indenture by virtue of such conflict.

The Company’s existing credit agreements and other debt documents limit, and future credit agreements or other agreements to which the Company becomes a party may prohibit or limit, the Company from purchasing any notes as a result of a Change of Control Repurchase Event. In the event a Change of Control Repurchase Event occurs at a time when the Company is prohibited from purchasing the notes, the Company could seek the consent of its lenders to permit the purchase of the notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such consent or repay such borrowings, the Company will remain prohibited from purchasing the notes. In such case, the Company’s failure to purchase tendered notes would constitute an Event of Default under the indenture, which would, in turn, constitute a default under such other agreements. The Company’s existing credit agreements and other debt documents provide that certain change of control events with respect to the Company would constitute a default thereunder (including a Change of Control Repurchase Event under the indenture). If the Company experiences a change of control that triggers a default under such other debt documents, the Company could seek a waiver of such default or seek to refinance such other debt documents. In the event the Company does not obtain such a waiver or refinance such other debt documents, such default could result in amounts outstanding under such other debt documents being declared due and payable.

The Company’s ability to pay cash to the holders of the notes following the occurrence of a Change of Control Repurchase Event may be limited by the Company’s then-existing financial resources. Sufficient funds may not be available when necessary to make any required repurchases. See “Risk Factors—Risks Related to the Notes—We may not be able to repurchase the notes upon a Change of Control Repurchase Event.” Additionally, the Company could also be required pursuant to the indenture governing the 7.875% Senior Notes due 2018 to repurchase such notes then outstanding upon the occurrence of an event that constitutes a change of control under that indenture.

The Change of Control Repurchase Event purchase feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. The Change of Control Repurchase Event purchase feature is a result of negotiations between the underwriters and the Company. As of the Issue Date, the Company has no present intention to engage in a transaction involving a Change of Control Repurchase Event, although it is possible that the Company could decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control Repurchase Event under the indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Company’s capital structure or credit ratings. Except for the limitations contained in such covenants, however, the indenture will not contain any covenants or provisions that may afford holders of the notes protection in the event of a highly leveraged transaction.

The Company will not be required to make a Change of Control Offer upon a Change of Control Repurchase Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Company and purchases all notes validly tendered and not withdrawn under such Change of Control Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer upon a Change of Control

Repurchase Event may be made in advance of a Change of Control, and conditioned upon the consummation of such Change of Control, if a definitive agreement is in place providing for the Change of Control at the time the Change of Control Offer is made.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of “all or substantially all” of the assets of the Company and the Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Company to repurchase such notes as a result of a sale, transfer, conveyance or other disposition of less than all of the assets of the Company and the Restricted Subsidiaries taken as a whole to another person or group may be uncertain.

The provisions of the indenture relating to the Company’s obligation to make a Change of Control Offer upon a Change of Control Repurchase Event may be waived or modified with the written consent of the holders of a majority in aggregate principal amount of the notes. See “—Amendments and Waiver.”

Certain Covenants

As of the date hereof, all the Subsidiaries of the Company are “Restricted Subsidiaries.” However, under certain circumstances we will be permitted to designate certain of our other subsidiaries as “Unrestricted Subsidiaries.” Unrestricted Subsidiaries will not be subject to the restrictive covenants in the indenture.

Limitation on Secured Debt.    The indenture will provide that neither the Company nor any of its Restricted Subsidiaries will create, incur, issue, assume or guarantee any indebtedness for borrowed money (“indebtedness”) secured by a mortgage, security interest, pledge or lien (which we refer to herein, collectively, as a “mortgage”) on or upon any Principal Property, whether owned at the date of the indenture or acquired after the date of the indenture, without ensuring that the notes (together, at the Company’s option, with any other indebtedness created, issued, assumed or guaranteed by the Company or any of its Restricted Subsidiaries then existing or thereafter created) will be secured by such mortgage equally and ratably with (or, at the Company’s option, prior to) such indebtedness for so long as such indebtedness is so secured. This restriction will not apply to indebtedness secured by any of the following:

(1)	mortgages on any property acquired, leased, constructed or improved by the Company or any of its Restricted Subsidiaries after the date of the indenture to secure indebtedness incurred for the purpose of financing or refinancing all or any part of the purchase price of such property or of the cost of any construction or improvements on such property (including, in each case, any reasonably related fees or expenses incurred in connection therewith), in each case, to the extent that the original indebtedness is incurred prior to or within one year after the applicable acquisition, lease, completion of construction or beginning of commercial operation of such property, as the case may be;

(2)	mortgages on any property existing at the time the Company or any Restricted Subsidiary acquires any of the same;

(3)	mortgages on property of a Person existing (i) at the time the Company or any Restricted Subsidiary merges or consolidates with such Person, (ii) at the time the Company or any Restricted Subsidiary acquires all or substantially all of the properties of such Person or (iii) at the time such Person became a Restricted Subsidiary;

(4)	mortgages to secure indebtedness of any Restricted Subsidiary of the Company to the Company or another Restricted Subsidiary;

(5)	mortgages in favor of governmental bodies to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure indebtedness incurred or guaranteed to finance or refinance all or any part of the purchase price of the property, shares of capital stock or indebtedness subject to such mortgages, or the cost of constructing or improving the property subject to such mortgage;

(6)	mortgages to secure the Credit Facilities;

(7)	(i) mortgages existing on the date of the indenture (other than mortgages securing the Credit Facilities or indebtedness of any Foreign Subsidiary or Foreign Holding Company) and (ii) extensions, renewals or replacements of any mortgage existing on the date of the indenture (other than mortgages securing the Credit Facilities or indebtedness of any Foreign Subsidiary or Foreign Holding Company) or any mortgage described in clauses (1) through (6) above; provided that the principal amount of indebtedness secured thereby may not exceed the principal amount of indebtedness so secured at the time of such extension, renewal or replacement (plus the amount of all fees, premiums, expenses and accrued interest payable in connection therewith), and such extension, renewal or replacement will be limited to all or a part of the property (plus improvements and construction on such property), shares of capital stock or indebtedness that was subject to the mortgage so extended, renewed or replaced;

(8)	mortgages on Receivables Assets in connection with a Qualified Receivables Transaction;

(9)	Permitted Liens; and

(10)	mortgages on property of any Foreign Subsidiary or Foreign Holding Company securing indebtedness of any Foreign Subsidiary or Foreign Holding Company.

Notwithstanding the restrictions described above, the Company and its Restricted Subsidiaries may, without having to equally and ratably secure the notes, create, incur, issue, assume or guarantee indebtedness secured by a mortgage, if at the time of such issuance, creation, incurrence, assumption or guarantee, after giving effect thereto and to the retirement of any indebtedness that is concurrently being retired, the aggregate amount of all such indebtedness secured by mortgages that would otherwise be subject to such restriction (other than any indebtedness secured by mortgages permitted as described in clauses (1) through (10) of the immediately preceding paragraph) plus the aggregate amount (without duplication) of (a) all Non-Guarantor Subsidiary Debt (other than Non-Guarantor Subsidiary Debt described in clauses (1) through (7) of the first sentence of the second paragraph of the covenant described below under the caption “—Limitation on Subsidiary Debt”) and (b) all Attributable Debt of the Company and any of its Restricted Subsidiaries in respect of Sale and Lease-Back Transactions (with the exception of any such transactions that are permitted under clauses (1) and (2) of the first sentence of the first paragraph of the covenant described below under the caption “—Limitation on Sale and Lease-Back Transactions”) does not exceed 15% of the Consolidated Net Tangible Assets of the Company as of the date on which any such indebtedness is incurred.

Limitation on Subsidiary Debt.    The Company will not permit any of its Restricted Subsidiaries that is not a guarantor to create, assume, incur, issue or guarantee any indebtedness (any such indebtedness of a non-guarantor Subsidiary, “Non-Guarantor Subsidiary Debt”), unless such Restricted Subsidiary guarantees the payment of the principal of, premium, if any, and interest on the notes on an unsecured unsubordinated basis.

The foregoing restriction will not apply to Non-Guarantor Subsidiary Debt constituting:

(1)	indebtedness of a Person existing at the time such Person is merged into or consolidated with any Restricted Subsidiary of the Company or at the time of a sale, lease or other disposition of the properties and assets of such Person (or a division thereof) as an entirety or substantially as an entirety to any Restricted Subsidiary of the Company that is assumed by any Restricted Subsidiary of the Company; provided that such indebtedness was not incurred in contemplation thereof;

(2)	indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary of the Company; provided that such indebtedness was not incurred in contemplation thereof;

(3)	indebtedness owed to the Company or any of its Restricted Subsidiaries;

(4)	indebtedness of any Restricted Subsidiary of the Company secured by mortgages on assets of such Restricted Subsidiary permitted under any of clauses (1), (2), (3), (4), (5), (7), (8) and (9) of the first paragraph of the covenant described above under the caption “—Limitation on Secured Debt”;

(5)	(i) indebtedness outstanding on the Issue Date (other than any indebtedness under the Existing Senior Notes, the Credit Facilities or indebtedness of any Foreign Subsidiary or Foreign Holding Company) or (ii) any extension, renewal, replacement or refunding of any indebtedness existing on the Issue Date or referred to in clause (1), (2), (3) or (4) above ((x) in each case, other than any indebtedness under the Existing Senior Notes or the Credit Facilities and (y) in the case of clauses (1), (3) or (4), other than any indebtedness of any Foreign Subsidiary or Foreign Holding Company, the refinancing of which may not be incurred or guaranteed pursuant to this clause (5) by any Restricted Subsidiary that is not a guarantor of the notes); provided that the principal amount of the indebtedness incurred pursuant to this clause (5) shall not exceed the principal amount of the original indebtedness plus all premiums, fees and expenses (including accrued interest) payable in connection with any such extension, renewal, replacement or refunding;

(6)	indebtedness under the Credit Facilities; and

(7)	any indebtedness of any Foreign Subsidiary or Foreign Holding Company; provided that the aggregate principal amount of indebtedness incurred under this clause (7), when aggregated with the principal amount of all other indebtedness then outstanding and incurred pursuant to this clause (7), does not, as of any date of incurrence, exceed the greater of (a) $175.0 million or (b) 7.0% of the Consolidated Net Tangible Assets of the Company as of the date on which any such indebtedness is incurred.

Notwithstanding the restrictions described above, the Company and any of its Restricted Subsidiaries may create, incur, issue, assume or guarantee Non-Guarantor Subsidiary Debt, without guaranteeing the notes, if at the time of such creation, incurrence, issuance, assumption or guarantee, after giving effect thereto and to the retirement of any indebtedness that is concurrently being retired, the aggregate amount of all such Non-Guarantor Subsidiary Debt that would otherwise be subject to such restrictions (other than Non-Guarantor Subsidiary Debt described in clauses (1) through (7) of the immediately preceding paragraph) plus the aggregate amount (without duplication) of (a) all indebtedness secured by mortgages (not including any such indebtedness secured by mortgages described in clauses (1) through (10) of the first paragraph of the covenant described above under the caption “—Limitation on Secured Debt”) and (b) all Attributable Debt of the Company and any of its Restricted Subsidiaries in respect of Sale and Lease-Back Transactions (with the exception of any such transactions that are permitted under clauses (1) and (2) of the first sentence of the first paragraph of the covenant described below under the caption “—Limitation on Sale and Lease-Back Transactions”) does not exceed 15% of the Consolidated Net Tangible Assets of the Company as of the date on which any such indebtedness is incurred.

Limitation on Sale and Lease-Back Transactions.    The indenture will provide that neither the Company nor any of its Restricted Subsidiaries will enter into any Sale and Lease-Back Transaction with respect to any of their Principal Properties unless:

(1)	the Company or such Subsidiary would be entitled under the provisions described in clauses (1) through (10) in the first paragraph of the covenant described above under the caption “—Limitation on Secured Debt” to create, issue, assume or guarantee indebtedness secured by a mortgage on the property to be leased without having to equally and ratably secure the notes;

(2)	the Company or any of its Restricted Subsidiaries applies an amount equal to the amount of the net cash proceeds from the sale of the Principal Property sold in such Sale and Lease-Back Transaction within 365 days after the consummation thereof to make non-mandatory prepayments on long-term indebtedness, retire long-term indebtedness or acquire, construct or improve a manufacturing plant or facility or other assets that are used or useful in their business; or

(3)

the Attributable Debt of the Company and its Restricted Subsidiaries in respect of such Sale and Lease-Back Transaction and all other Sale and Lease-Back Transactions entered into after the Issue Date (other than any such Sale and Lease-Back Transaction as would be permitted pursuant to clauses (1) or (2) of this sentence), plus the aggregate principal amount (without duplication) of (a) indebtedness secured by mortgages then outstanding (not including any such indebtedness secured by mortgages described in clauses (1) through (10) of the first paragraph of the covenant described above under the caption “—Limitation on Secured Debt”) that do not equally and ratably secure the notes (or secure notes on a basis that is prior to other indebtedness secured thereby) and (b) Non-Guarantor Subsidiary Debt (not including any such Non-Guarantor Subsidiary Debt described in clauses (1) through (7) of the second paragraph of the covenant described above under the caption “—Limitation on Subsidiary Debt”), would not exceed 15% of the Consolidated Net Tangible Assets of the Company as of the date of consummation of any such Sale and Lease-Back Transaction pursuant to this clause (3).

Merger, Consolidation and Sale of Assets.    The indenture will provide that the Company may consolidate or merge with or into any other Person, or lease, sell or transfer all or substantially all of its properties and assets if:

(1)	the Person formed by such consolidation or into which the Company is merged, or the Person which acquires by lease, sale or transfer all or substantially all of the property and assets of the Company is a corporation organized and existing under the laws of the United States, any state in the United States or the District of Columbia;

(2)	either: (a) the Company is the surviving corporation; or (b) the Person formed by such consolidation or into which the Company is merged, or the Person which acquires by lease, sale or transfer all or substantially all of the property and assets of the Company, agrees to pay the principal of, and any premium and interest on, the notes and perform and observe all covenants and conditions of the indenture by executing and delivering to the trustee a supplemental indenture; and

(3)	immediately after giving effect to such transaction and treating indebtedness that becomes an obligation of the Company or any of its Restricted Subsidiaries as a result of such transaction as having been incurred by the Company or such Restricted Subsidiaries at the time of such transaction, no Default or Event of Default shall have occurred and be continuing.

If, upon any such consolidation or merger, or upon any such lease, sale or transfer of property and assets, any Principal Property owned immediately prior to the transaction would thereupon become subject to a mortgage securing any indebtedness of, or guaranteed by, such other Person (other than any mortgage, security interest, pledge or mortgage permitted pursuant to clauses (1) through (10) of the first sentence of the second paragraph of the covenant described above under the caption “—Certain Covenants—Limitation on Secured Debt” above), the Company or such Restricted Subsidiary will, prior to such consolidation, merger, lease, sale or transfer, by executing and delivering to the trustee a supplemental indenture, secure the due and punctual payment of the principal of, and any premium and interest on, the notes (together, at the Company’s option, with any other indebtedness of, or guaranteed by, the Company or any of its Restricted Subsidiaries then existing or thereafter created) equally and ratably with (or, at the Company’s option, prior to) the indebtedness secured by such mortgage for so long as such indebtedness is so secured.

The indenture will further provide that any guarantor may consolidate or merge with or into any other Person, or sell, lease or transfer all or substantially all of the assets of such guarantor if:

(1)	the Person formed by such consolidation or into which such guarantor is merged, or the Person which acquires by lease, sale or transfer all or substantially all of the property and assets of such guarantor is a corporation organized and existing under the laws of the United States, any state in the United States or the District of Columbia;

(2)	either: (a) the guarantor is the surviving corporation; or (b) the Person formed by such consolidation or into which such guarantor is merged, or the Person which acquires by lease, sale or transfer all or substantially all of the property and assets of such guarantor, agrees to pay the principal of, and any premium and interest on, the notes, perform and observe all covenants and conditions of the indenture by executing and delivering to the trustee a supplemental indenture; and

(3)	immediately after giving effect to such transaction and treating indebtedness that becomes an obligation of such guarantor or any of its Restricted Subsidiaries as a result of such transaction as having been incurred by such guarantor or such Restricted Subsidiaries at the time of such transaction, no Default or Event of Default shall have occurred and be continuing.

Subject to certain limitations described in the indenture, the successor guarantor (if other than such guarantor) will succeed to, and be substituted for, such guarantor under the indenture and such guarantor’s obligations in respect of the notes, and such guarantor will automatically be released and discharged from its obligations under the indenture and such guarantor’s obligations in respect of the notes.

In addition, notwithstanding the foregoing, the Company or any guarantor may (a) consolidate or merge with or into, or sell, lease or transfer all or substantially all of its assets to, the Company or any of its Restricted Subsidiaries or (b) merge or consolidate with an affiliate incorporated solely for the purpose of reincorporating or reorganizing the Company or such guarantor in another jurisdiction.

Provision of Financial Information.    So long as any notes are outstanding, the Company will file with the trustee within 15 days after such reports or information would have been required to be filed with SEC (as if the Company were required to file such reports with the SEC):

(1)	all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Company were required to file such reports, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

The filing of such reports with the SEC on EDGAR (or any successor system) shall be deemed to constitute filing of such reports with the trustee. In the event that the Company is at any time no longer subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act, it shall continue to provide the trustee with reports containing substantially the same information as the reports referred to in clauses (1) and (2) above and make such information available to prospective investors.

If the Company has designated any Subsidiaries as Unrestricted Subsidiaries and such Unrestricted Subsidiaries, either individually or collectively, would otherwise have been a Significant Subsidiary, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, as determined in good faith by senior management of the Company, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries.

In the event that any direct or indirect parent company of the Company is or becomes a guarantor of the notes, the indenture permits the Company to satisfy its obligations in this covenant with respect to financial information relating to the Company by furnishing financial information relating to such direct or indirect parent company as provided in Section 3-10 of Regulation S-X under the Exchange Act.

Reports by the Company or guarantors delivered to the trustee should be considered for informational purposes only and the trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants under the indenture (as to which the trustee is entitled to rely exclusively on officers’ certificates). The trustee is under no duty to examine such reports, information or documents to ensure compliance with the provision of the indenture or to ascertain the correctness or otherwise of the information or the statements contained therein. The trustee shall no responsibility or duty whatsoever to ascertain or determine whether the above referenced filings with the SEC on EDGAR (or any successor system) has occurred.

Events of Default

Each of the following events is an “Event of Default” under the indenture:

(1)	default in the payment in respect of the principal of (or premium, if any, on) any note when due and payable (whether at stated maturity or upon repurchase, acceleration, optional redemption or otherwise);

(2)	default in the payment of any interest upon any note when it becomes due and payable, and continuance of such default for a period of 30 days;

(3)	failure to perform or comply with the Indenture provisions described under “—Certain Covenants—Provision of Financial Information” and continuance of such failure to perform or comply for a period of 120 days after written notice thereof has been given to the Company by the trustee or to the Company and the trustee by the holders of at least 25% in aggregate principal amount of the outstanding notes;

(4)	except as permitted by the indenture, any guarantee of any Significant Subsidiary (or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary) shall for any reason cease to be, or it shall be asserted by any guarantor or the Company not to be, in full force and effect and enforceable in accordance with its terms;

(5)	default in the performance, or breach, of any covenant or agreement of the Company or any Restricted Subsidiary in the indenture (other than a covenant or agreement a default in whose performance or whose breach is specifically dealt with in clause (1), (2), (3) or (4) above), and continuance of such default or breach for a period of 60 days after written notice thereof has been given to the Company by the trustee or to the Company and the trustee by the holders of at least 25% in aggregate principal amount of the outstanding notes;

(6)	a default or defaults under any bonds, debentures, notes or other evidences of indebtedness (other than the notes) by the Company or any Restricted Subsidiary having, individually or in the aggregate, a principal or similar amount outstanding of at least $30 million, whether such indebtedness now exists or shall hereafter be created, which default or defaults either (a) shall have resulted in the acceleration of the maturity of such indebtedness prior to its express maturity or (b) shall constitute a failure to pay principal of, or interest or premium on, such indebtedness when due and payable after the expiration of any applicable grace period with respect thereto; or

(7)	certain events of bankruptcy, insolvency or reorganization affecting the Company.

If an Event of Default (other than an Event of Default specified in clause (7) above) occurs and is continuing, then and in every such case the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding notes may declare the principal of the notes and any accrued interest on the notes to be due and payable immediately by a notice in writing to the Company (and to the trustee if given by holders); provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal of or interest on the notes, have been cured or waived as provided in the indenture.

In the event of a declaration of acceleration of the notes solely because an Event of Default described in clause (6) above has occurred and is continuing, the declaration of acceleration of the notes shall be automatically rescinded and annulled if the event of default or payment default triggering such Event of Default pursuant to clause (6) shall be remedied or cured by the Company or a Restricted Subsidiary of the Company or waived by the holders of the relevant indebtedness within 20 Business Days after the declaration of acceleration with respect thereto and if the rescission and annulment of the acceleration of the notes would not conflict with any judgment or decree of a court of competent jurisdiction obtained by the trustee for the payment of amounts due on the notes.

If an Event of Default specified in clause (7) above occurs, the principal of and any accrued interest on the notes then outstanding shall ipso facto become immediately due and payable without any declaration or other act on the part of the trustee or any holder. For further information as to waiver of defaults, see “—Amendments and Waiver.” The trustee may withhold from holders notice of any Default (except Default in payment of principal, premium, if any, and interest) if the trustee determines that withholding notice is in the interests of the holders to do so.

No holder of any note will have any right to institute any proceeding with respect to the indenture or for any remedy thereunder, unless (x) such holder shall have previously given to the trustee written notice of a continuing Event of Default, (y) the holders of at least 25% in aggregate principal amount of the outstanding notes shall have made written request to the trustee, and provided indemnity or security satisfactory to the trustee against loss, liability and expense, to institute such proceeding as trustee, and (z) the trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. Such limitations do not apply, however, to a suit instituted by a holder of a note directly (as opposed to through the trustee) for enforcement of payment of the principal of (and premium, if any) or interest on such note on or after the respective due dates expressed in such note.

Under the indenture, the Company will be required to provide an officers’ certificate to the trustee promptly upon any officer obtaining knowledge of any Default or Event of Default, and will provide a certification at least annually as to whether or not they know of any Default or Event of Default, that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have its obligations and the obligations of the guarantors discharged with respect to the outstanding notes (“Legal Defeasance”). Legal Defeasance means that the Company will be deemed to have paid and discharged the entire indebtedness represented by the outstanding notes, except for:

(1)	the rights of holders to receive payments in respect of the principal of, premium on, if any, and interest on the notes when such payments are due from the trust fund described below;

(2)	the Company’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payments;

(3)	the rights, powers, trusts, duties and immunities of the trustee and the Company’s obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the indenture.

If the Company exercises its Legal Defeasance option, payment of the notes may not be accelerated because of an Event of Default with respect thereto.

In addition, the Company may, at its option and at any time, elect to have its obligations and the obligations the guarantors released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and the Company and the guarantors will be absolved from liability thereafter for failing to comply with such obligations with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	the Company must irrevocably deposit with the trustee, in trust, for the benefit of the holders cash in U.S. dollars or non-callable U.S. government obligations, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the notes on the stated date for payment thereof or on an applicable redemption date;

(2)	in the case of Legal Defeasance, the Company shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that:

(a)	the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b)	since the Issue Date, there has been a change in the applicable income tax law,

in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; provided, however, such opinion of counsel shall not be required if all the notes will become due and payable on the maturity date within one year or are to be called for redemption within one year under arrangements satisfactory to the trustee;

(3)	in the case of Covenant Defeasance, the Company shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that the holders of the then outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(5)	the Company shall have delivered to the trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the holders of notes over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others;

(6)	the Company shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with; and

(7)	the Company shall have delivered to the trustee an opinion of counsel to the effect that either (i) the Company has assigned all its ownership interest in the trust funds to the trustee or (ii) the trustee has a valid perfected security interest in the trust funds.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the notes, as expressly provided for in the indenture) as to all outstanding notes when

(1)	either

(a)	all the existing authenticated and delivered notes (except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has been deposited in trust or segregated and held in trust by the Company and repaid to the Company or discharged from such trust) have been delivered to the trustee for cancellation; or

(b)	all notes not theretofore delivered to the trustee for cancellation have become due and payable or will become due and payable within one year (including by way of irrevocable instructions delivered by the Company to the trustee to effect the redemption of the notes), and the Company has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders of such notes, funds in amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on such notes not already delivered to the trustee for cancellation, for principal of, premium, if any, and interest on the notes to the date of deposit together with irrevocable instructions from the Company directing the trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2)	the Company or any guarantor has paid or caused to be paid all other sums payable under the indenture by the Company; and

(3)	the Company has, upon its request for written acknowledgment of such satisfaction and discharge of the indenture, delivered to the trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture have been complied with.

All funds that remain unclaimed for one year will be paid to the Company upon their written request, and thereafter holders of notes must look to the Company for payment as general creditors.

Cancellation

All notes which are redeemed by or on behalf of the Company will be cancelled and, accordingly, may not be reissued or resold. If the Company purchases any notes, such acquisition shall not operate as a redemption unless such notes are surrendered for cancellation.

Amendments and Waiver

Without the consent of each holder of an outstanding note affected thereby, no amendment of the indenture, the notes or the guarantees may:

(1)	reduce the principal amount of such notes whose holders must consent to an amendment;

(2)	reduce the rate of or change the time for payment of interest, including defaulted interest, on such notes;

(3)	reduce the principal of or change the fixed maturity of such notes, or change the date on which such notes may be subject to redemption or repurchase (subject to clause (7) of this paragraph below, other than by amending the provisions described above under the caption “Change of Control”), or reduce the redemption or repurchase price for such notes;

(4)	make such notes payable in a currency other than that stated in the notes;

(5)	make any change in provisions of the indenture relating to the rights of each holder of such notes to receive payment of principal of, premium, if any, or interest on the notes;

(6)	make any change in provisions of the indenture permitting holders of a majority in principal amount of such notes to waive Defaults or Events of Default in respect of any covenant or provision that cannot be amended or modified without the consent of all holders of outstanding notes;

(7)	after a Change of Control Repurchase Event has occurred, amend, change or modify in any material respect the obligation of the Company to make and complete a Change of Control Offer with respect to such Change of Control Repurchase Event; or

(8)	release any guarantor from any of its obligations under its guarantee or the indenture otherwise than in accordance with the terms of the indenture.

Other modifications and amendments of the indenture, the notes or the guarantees may be made with the consent of the holders of a majority in principal amount of the then outstanding notes affected thereby.

Without the consent of any holders of notes, the Company, the guarantors and the trustee also may amend or supplement the indenture or the notes or the guarantees to:

(1)	cure any ambiguity, omission, mistake, defect or inconsistency;

(2)	provide for the assumption of the Company’s or a guarantor’s obligations to holders of notes in accordance with the indenture in the case of a merger or consolidation or sale of all or substantially all of the Company’s or such guarantor’s assets;

(3)	provide for uncertificated notes in addition to or in place of certificated notes;

(4)	add any Person as a guarantor of the notes or secure the notes or the guarantees;

(5)	make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect in any material respect the legal rights under the indenture, the notes or the guarantees of any such holders;

(6)	comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(7)	provide for the issuance of additional notes in accordance with the indenture;

(8)	evidence and provide for the acceptance of appointment by a successor trustee; or

(9)	conform the indenture, the notes or the guarantees to the descriptions thereof set forth in this “Description of Notes,” to the extent that the trustee has received an officers’ certificate stating that such text constitutes an unintended conflict with the corresponding provision in this “Description of Notes.”

Governing Law

The indenture provides that it, the notes and the guarantees will be governed by, and construed in accordance with, the laws of the State of New York.

The Trustee

The indenture provides that, except during the continuance of an Event of Default, the trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an Event of Default, the trustee will exercise such rights and powers vested in it by the indenture, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee indemnity or security satisfactory to it against any loss, liability or expense.

The indenture and the provisions of the Trust Indenture Act will contain certain limitations on the rights of the trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the Trust

Indenture Act, the trustee will be permitted to engage in other transactions; provided that if the trustee acquires any conflicting interest as described in the Trust Indenture Act, it must eliminate such conflict or resign.

Payment

We will make payments of principal of and premium, if any, and interest, if any, on the notes at the offices of the agent or agents designated by us to make such payments. We may also make payments of interest, at our option, by check mailed to the address of the person appearing on the securities register maintained by the trustee for the notes or by wire transfer to the account of the person appearing on such register. Unless otherwise indicated in the applicable prospectus supplement, we will make payments of interest due on the notes to the holder of record as it appears on the register maintained by the trustee at the close of business on the date established for making such determination.

We will designate the trustee as our sole paying agent for the notes. We may designate other or additional paying agents from time to time and we reserve the right to rescind the designation of any paying agent or to approve a change in the location through which any paying agent acts.

Any moneys we pay to a paying agent for the payment of principal of, premium, or interest on the notes which remains unclaimed at the second anniversary of the date such payment was due will be returned to us and thereafter holders of notes shall look only to us, as general unsecured creditors, for payment.

Global Securities

The notes will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the “Depositary” or “DTC”) and registered in the name of Cede & Co., the Depositary’s nominee. Beneficial interests in the global securities will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depositary.

Investors may elect to hold interests in the global securities through the Depositary, if they are participants in such systems, or indirectly through organizations which are participants in such systems. Except as described below, the global securities may be transferred, in whole and not in part, only to another nominee of the Depositary or to a successor of the Depositary or its nominee.

So long as the Depositary or its nominee is the registered owner of the global securities, the Depositary or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global securities for all purposes under the indenture. Except as provided below, owners of beneficial interests in the global securities will not be entitled to have notes represented by the global securities registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form, and will not be considered the owners or holders thereof under the indenture.

Principal and interest payments on notes registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the global securities. None of Chemtura, the trustee, any paying agent, or registrar for the notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global securities or for maintaining, supervising, or reviewing any records relating to those beneficial interests.

We expect that the Depositary or its nominee, upon receipt of any payment of principal or interest, will credit the participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global securities as shown on the records of the Depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in the global securities held through these participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name.” The participants are responsible for the standing instructions and customary practices governing beneficial interests.

The Depositary and the direct and indirect participants will send notices and communications to direct and indirect participants and beneficial owners, as the case may be, in accordance with the arrangements governing their relationships, subject to any statutory or regulatory requirements as may be in effect from time to time.

DTC has provided us the following information: DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for U.S. and non-U.S. equity, corporate and municipal debt issues and money market instruments that DTC’s participants, referred to as “direct DTC participants,” deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between direct participants’ accounts, thereby eliminating the need for physical movement of certificates. Direct DTC participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation, which is owned, in part, by a number of direct DTC participants. Indirect access to the DTC system is also available to others, referred to as “indirect DTC participants,” for example, securities brokers and dealers, banks, trust companies and clearing corporations, that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly. DTC rules applicable to direct and indirect participants are on file with the SEC.

Beneficial interests in a global security will be shown on, and transfers of beneficial interests in the global security will be made only through, records maintained by DTC and its participants, both direct and indirect. When you purchase notes through the DTC system, the purchases must be made by or through a direct DTC participant, which will receive credit for the notes in its account on DTC’s records. When you actually purchase notes, you will become their beneficial owner. Your ownership interest will be recorded only on the direct or indirect DTC participants’ records. DTC will have no knowledge of your individual ownership of the notes. DTC’s records will show only the identity of the direct DTC participants and the amount of notes held by or through them. You will not receive a written confirmation of your purchase or sale or any periodic account statement directly from DTC. You should instead receive these confirmations and account statements from the direct or indirect DTC participant through which you purchase notes. The direct or indirect DTC participants are responsible for keeping accurate account of the holdings of their customers. The trustee will wire payments on the notes to the DTC nominee that is the registered holder of the notes. The trustee and we will treat DTC or its nominee as the owner of each global security for all purposes. Accordingly, the trustee, any paying agent and we will have no direct responsibility or liability to pay amounts due on a global security to you or any other beneficial owners in that global security. Any redemption notices will be sent by us directly to DTC, which will, in turn, inform the direct or indirect DTC participants, which will then contact you as a beneficial holder.

Under the rules, regulations and procedures creating and affecting DTC and its operations, DTC is required to make book-entry transfers between direct DTC participants on whose behalf it acts with respect to the notes and is required to receive and transmit distributions of principal of and premium, if any, and interest on the notes. Direct and indirect DTC participants with which investors have accounts with respect to the notes similarly are required to make book-entry transfers and receive and transmit payments on behalf of their respective investors.

As DTC can only act on behalf of direct DTC participants, who in turn act on behalf of indirect DTC participants and certain banks, the ability of a person having a beneficial interest in a security held in DTC to transfer or pledge that interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate representing that interest. The laws of some states of the United States require that certain persons take physical delivery of securities in definitive form in order to transfer or perfect a security interest in those securities. Consequently, the ability to transfer beneficial interests in a security held in DTC to those persons may be limited.

DTC has advised us that it will take any action permitted to be taken by a holder of notes under the terms and conditions of the notes (including, without limitation, the presentation of notes for exchange) only at the direction of one or more of the direct DTC participants to whose accounts with DTC interests in the notes are credited, and only in respect of the portion of the aggregate principal amount of the notes as to which that direct DTC participant or those direct DTC participants has or have given the direction. However, in certain circumstances described below, DTC will exchange the global securities held by it for certificated notes, which it will distribute to the direct DTC participants.

It is DTC’s current practice, upon receipt of any payment of distributions or liquidation amounts, to proportionately credit direct DTC participants’ accounts on the payment date based on their holdings of the relevant securities. In addition, it is DTC’s current practice to pass through any consenting or voting rights to such direct DTC participants by using an omnibus proxy. Consequently, those direct DTC participants should, in turn, make payments to and solicit votes from you, the ultimate owner of notes, based on their customary practices. Payments to you with respect to your beneficial interest in any notes will be the responsibility of the direct and indirect DTC participants and not of DTC, the trustee or us.

Individual certificates in respect of the notes will be issued in exchange for the global securities only if:

•

DTC notifies us that it is unwilling or unable to continue as a clearing system in connection with the global securities, or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and a successor clearing system is not appointed by us within 90 days after we receive such notice from DTC or upon our becoming aware that DTC is no longer so registered; or

•	we determine not to have the notes represented by a global security and notify the trustee of our decision.

In the event that individual certificates are issued, holders of the notes will be able to receive payments (including principal and interest) on the notes and effect transfer of the notes at the offices of our paying agent, Wells Fargo Bank, National Association.

Title to book-entry interests in the notes will pass by book-entry registration of the transfer within the records of DTC in accordance with their respective procedures. Book-entry interests in the notes may be transferred within DTC in accordance with procedures established for this purpose by DTC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof. Furthermore, DTC has no obligation to perform or continue to perform the procedures described below, and any of them may discontinue or change those procedures at any time.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the indenture. Reference is made to the indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

“Applicable Premium” means, with respect to a note at any date of redemption, the greater of (i) 1.00% of the principal amount of such note and (ii) the excess of (A) the present value as of such date of redemption of (1) the redemption price of such note at July 15, 2016 (such redemption price being set forth in the table appearing under “—Optional Redemption”) plus (2) all remaining required interest payments due on such note through July 15, 2016 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such note.

“Attributable Debt” means, in the context of a Sale and Lease-Back Transaction, the amount that the Company determines in good faith to be the present value, discounted at the interest rate implicit in the lease involved in such Sale and Lease-Back Transaction, of the lessee’s obligation under the lease for rental payments during the remaining term of such lease, as it may be extended. For purposes of this definition, any amounts lessee must pay, whether or not designated as rent or additional rent, on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges or any amounts lessee must pay under the lease contingent upon the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges shall not be included in the determination of lessee’s obligations under the lease.

“Bank Product Obligations” means obligations under any agreement or other arrangement governing the provision of treasury or cash management services, including deposit accounts, overdraft, credit or debit card, funds transfer, automated clearinghouse, zero balance accounts, returned check concentration, controlled disbursement, lockbox, account reconciliation and reporting and trade finance services and other cash management services.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or a duly authorized committee thereof;

(2)	with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Stock” of any Person means any and all shares, interests (including general or limited partnership interests, limited liability company or membership interests or limited liability partnership interests), participations or other equivalents of or interests in (however designated) equity of such Person, including any preferred stock.

“Captive Insurance Entity” means any Restricted Subsidiary prohibited by state insurance regulations from granting guarantees.

“Cash Equivalents” means:

(1)	United States dollars and such local currencies held by the Company or any Restricted Subsidiary from time to time in the ordinary course of business;

(2)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof), maturing, unless such securities are deposited to defease any Indebtedness, not more than two years from the date of acquisition;

(3)	investments in time or demand deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50,000,000 (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A-2” or higher by Moody’s, “A” or higher by S&P or the equivalent rating by any other nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

(4)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper having the highest rating obtainable from Moody’s or S&P and in each case maturing within one year after the date of acquisition;

(6)	securities issued and fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, rated at least “A” by Moody’s or S&P and having maturities of not more than two years from the date of acquisition; and

(7)	shares of any money market mutual fund rated at least AAA or the equivalent thereof by S&P, at least Aaa or the equivalent thereof by Moody’s or any other mutual fund at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

“Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and the Restricted Subsidiaries, taken as a whole, to any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act);

(2)	the adoption of a plan relating to the liquidation or dissolution of the Company; or

(3)	the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any “person” or “group” (as defined above), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), directly or indirectly, of 50% or more of the total voting power of the Voting Stock of the Company.

“Change of Control Offer” has the meaning assigned to such term under “—Change of Control.”

“Change of Control Repurchase Event” means the occurrence of both a Change of Control and a Ratings Event.

“Consolidated EBITDA” means, in respect of any Person for any period, the consolidated operating income plus consolidated depreciation, amortization and other non-cash charges and losses and minus consolidated non-cash credits, gains and income, in each case of such Person and its Restricted Subsidiaries for such period.

“Consolidated Net Secured Leverage Ratio” means the ratio of the aggregate of all consolidated indebtedness secured by a mortgage of such Person and its Restricted Subsidiaries (less any unrestricted cash and Cash Equivalents) at the end of the most recent fiscal period for which financial information in respect thereof is available immediately preceding the date of the transaction giving rise to the need to calculate such amount to the aggregate Consolidated EBITDA of such Person for the prior four fiscal quarters (treated as one period) for which financial information in respect thereof is available immediately preceding such date, and in each case, calculated on a pro forma basis.

“Consolidated Net Tangible Assets” means, with respect to any Person, the Total Assets of such Person and its Restricted Subsidiaries less goodwill and intangibles (other than intangibles arising from, or relating to, intellectual property, licenses or permits (including, but not limited to, emissions rights) of such Person), in each case calculated in accordance with GAAP; provided that in the event that such Person or any of its Restricted Subsidiaries assumes or acquires any assets in connection with the acquisition by such Person and its Restricted Subsidiaries of another Person subsequent to the commencement of the period for which the Consolidated Net Tangible Assets is being calculated but prior to the event for which the calculation of the Consolidated Net Tangible Assets is made, then the Consolidated Net Tangible Assets shall be calculated giving pro forma effect to such assumption or acquisition of assets, as if the same had occurred at the beginning of the applicable period.

“Credit Agreement” means (i) the senior secured revolving credit facility, dated as of November 10, 2010, with Bank of America, N.A., as administrative agent and the other lenders party thereto and (ii) the senior secured term loan facility, dated as of August 27, 2010, with Bank of America, N.A., as administrative agent and the other lenders party thereto, as each may be amended, modified, supplemented, extended, renewed, refinanced, replaced or substituted from time to time.

“Credit Facilities” means (a) the Credit Agreement and (b) any other indebtedness of the Company or any of its Restricted Subsidiaries, in an aggregate amount outstanding at any time under clause (a) and this clause (b), not to exceed the greater of (1) $1,000.0 million, (2) the sum of (x) $525.0 million, (y) 75% of the net book value of the Inventory and (z) 85% of the net book value of the accounts receivable, in the cases of the foregoing clauses (y) and (z), of the Company and its Restricted Subsidiaries, determined on a consolidated basis according to GAAP and (3) an amount such that the Consolidated Net Secured Leverage Ratio of the Company does not exceed 2.50 to 1.00.

“Default” means an event or condition the occurrence of which is, or with the passage of time or the giving of notice or both would be, an Event of Default; provided that any Default that results solely from the taking of any action that would have been permitted but for the continuation of a previous Default will be deemed to be cured if such previous Default is cured prior to becoming an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms, or by the terms of any security into which it is convertible, or for which it is exchangeable, or by contract or otherwise, is, or upon the happening of any event or passage of time would be, required to be redeemed on or prior to the date that is one year after the earlier of the date on which the notes mature and the date the notes are no longer outstanding, or is redeemable at the option of the holder thereof, or is convertible into or exchangeable for debt securities in any such case on or prior to such date. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if such Capital Stock specifically provides that such Person shall not repurchase or redeem any such stock pursuant to such provision prior to the Company’s repurchase of such notes as are required to be repurchased pursuant to the covenant described under “—Change of Control.” The term “Disqualified Stock” shall also include any options, warrants or other rights that are convertible into Disqualified Stock or that are redeemable at the option of the holder, or required to be redeemed, prior to the date that is one year after the earlier of the date on which the notes mature and the date the notes are no longer outstanding.

“Equity Offering” means any public or private sale of Capital Stock (other than Disqualified Stock) of the Company or any of its Subsidiaries (other than pursuant to a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of the Company) to any Person other than any Subsidiary thereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

“Existing Senior Notes” means the $455.0 million in aggregate principal amount of the 7.875% Senior Notes due 2018 of the Company.

“fair market value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value (i) with respect to a determination of value in excess of $100.0 million shall be determined by the Board of Directors of the Company acting reasonably and in good faith and (ii) in all other cases, by an authorized officer of the Company and delivered to the trustee in an officers’ certificate.

“Foreign Holding Company” means any non-Foreign Subsidiary which has no material assets other than the Capital Stock of one or more Foreign Subsidiaries.

“Foreign Subsidiary” means a Restricted Subsidiary not organized or existing under the laws of the United States of America or any state or territory thereof or the District of Columbia and any direct or indirect Subsidiary of such Restricted Subsidiary.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, in the opinions and pronouncements of the Public Company Accounting Oversight Board and in the statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date; provided that GAAP shall not give effect to the effect of FASB No. APB14-1.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under: (a) any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement or arrangement; (b) any commodity forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement; or (c) any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

“Issue Date” means the date on which notes are first issued under the indenture.

“Inventory” has the meaning set forth in the Uniform Commercial Code of the State of New York, as amended.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Permitted Liens” means each of the following:

(1)	mortgages in favor of the Company or any of the guarantors;

(2)	mortgages to secure the performance of public or statutory obligations, insurance (including, but not limited to, in respect of deductibles, self-insured retention amounts and premiums and adjustments thereto), surety, stay, appeal, indemnity or performance bonds or obligations, workers’ compensation, pension plan, unemployment insurance or other social security obligations, bids, tenders, contracts (other than contracts for the payment of indebtedness), import duties or other obligations of a like nature incurred in the ordinary course of business (including mortgages in lieu of such bonds or obligations or to secure letters of credit issued to assure payment of such obligations);

(3)	mortgages for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(4)	mortgages on insurance policies and proceeds thereof, or other deposits, to secure insurance premium financings;

(5)	filing of Uniform Commercial Code financing statements as a precautionary measure in connection with operating leases;

(6)	bankers’ liens, rights of setoff, liens arising out of judgments or awards not constituting an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(7)	mortgages on cash, cash equivalents or other property arising in connection with the defeasance, discharge or redemption of indebtedness;

(8)	mortgages on specific items of inventory or other goods (and the proceeds thereof) of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created in the ordinary course of business for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(9)	mortgages securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(10)	leases or subleases granted to others not interfering in any material respect with the business of the Company or any of the Company’s Restricted Subsidiaries and any interest or title of a lessor under any lease permitted by the indenture;

(11)	mortgages securing Bank Product Obligations or Hedging Obligations;

(12)	mortgages to secure indebtedness used to defease or to satisfy and discharge the notes; provided that such defeasance or satisfaction and discharge is not prohibited by the indenture;

(13)	any interest or title of a lessor, licensor or sublicensor in the property subject to any lease, license or sublicense (other than any property that is the subject of a Sale and Lease-Back Transaction);

(14)	mortgages on any property in favor of domestic governmental bodies to secure partial, progress, advance or other payments pursuant to any contract or statute, not yet due and payable;

(15)	any obligations or duties affecting any property of the Company or any Restricted Subsidiary to any municipality or public authority with respect to any franchise, grant, license or permit that do not materially impair the use of such property for the purposes for which it is held;

(16)	mortgages arising out of conditional sale, title retention, consignment or similar arrangements for sale of goods (including under Article 2 of the Uniform Commercial Code) and mortgages that are contractual rights of set off relating to purchase orders and other similar agreements entered into by the Company or any of its Restricted Subsidiaries;

(17)	mortgages in favor of customs or revenue authorities arising as a matter of law to secure payment of customs duties in connection with importation of goods; and

(18)	mortgages consisting of an agreement to sell or otherwise dispose of any property or assets permitted under the indenture.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Principal Property” means, as of any date, any property, plant and equipment comprising a manufacturing facility owned by the Company or any of its Restricted Subsidiaries; provided that the Company may exclude (and subsequently include in whole or in part, at its option) from “Principal Property” any such facilities with an aggregate fair market value not in excess of 5.0% of Consolidated Net Tangible Assets of the Company, determined as of the date of such exclusion.

“Qualified Receivables Transaction” means any transaction or series of transactions entered into by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries sells, conveys or otherwise transfers to (1) a Receivables Entity (in the case of a transfer by the Company or any of its Subsidiaries) or (2) any other Person (in the case of a transfer by a Receivables Entity or by the Company or any of its Subsidiaries in connection with a European securitization transaction), or transfers an undivided interest in or grants a security interest in, any Receivables Assets (whether now existing or arising in the future) of the Company or any of its Subsidiaries.

“Rating Agency” means each of (i) S&P and Moody’s or (ii) if either S&P or Moody’s or both of them are not making ratings of the notes publicly available, a nationally recognized U.S. rating agency or agencies, as the case may be, selected by the Company, which will be substituted for S&P or Moody’s or both, as the case may be.

“Ratings Event” means (1) to the extent the notes were rated with an Investment Grade Rating by either of the Rating Agencies at the commencement of the Relevant Period (as defined below), and the ratings of such notes are downgraded by one or both of the Rating Agencies on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of the Change of Control (the “Relevant Period”) such that the rating of the notes by both of the Rating Agencies at the end of the Relevant Period is below an Investment Grade Rating, which downgrading is a result of the transactions constituting or occurring simultaneously with the applicable Change of Control (as evidenced by a public statement by the Rating Agency or Rating Agencies that downgraded the notes) or (2) to the extent the notes were not rated with an Investment Grade Rating by either of the Rating Agencies at the commencement of the Relevant Period, the notes continue to be rated at a level below an Investment Grade Rating by both of the Rating Agencies at the end of the Relevant Period.

“Receivables Assets” means any accounts receivable and any assets related thereto, including, without limitation, all collateral securing such accounts receivable and assets and all contracts and contract rights including rights to returned or repossessed goods, all insurance policies, security deposits, indemnities, checks or other negotiable instruments relating to debtor(s) obligations, and all guarantees or other supporting obligations (within the meaning of the New York Uniform Commercial Code Section 9-102(a)(77)) (including Hedging Obligations), in respect of such accounts receivable and assets and all proceeds of the foregoing and other assets which are customarily transferred, or in respect of which security interests are customarily granted, in connection with asset securitization transactions involving Receivables Assets.

“Receivables Entity” means a Subsidiary of the Company or another Person formed for the purposes of engaging in a Qualified Receivables Transaction or which is regularly engaged in receivables financings and to which the Company or any of its Subsidiaries transfers Receivables Assets, and which is designated by the Board of Directors of the Company or of such other Person (as provided below) to be a Receivables Entity (a) no portion of the indebtedness or any other obligations (contingent or otherwise) thereto of which (1) is guaranteed by the Company or any Restricted Subsidiary of the Company (excluding guarantees of obligations to indebtedness (other than the principal of, and interest on, indebtedness) pursuant to Standard Receivables Undertakings), (2) is recourse to or obligates the Company or any Restricted Subsidiary of the Company (other than the Receivables Entity) in any way other than pursuant to Standard Receivables Undertakings or (3) subjects any property or asset of the Company or any Restricted Subsidiary of the Company (other than Receivables Assets and related assets as provided in the definition of “Qualified Receivables Transaction”), directly or indirectly, contingently or otherwise, to the satisfaction thereof other than pursuant to Standard Receivables Undertakings, (b) with which neither the Company nor any Restricted Subsidiary of the Company has any material contract, agreement, arrangement or understanding (other than on terms which the Company reasonably believes to be no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not affiliates of the Company) other than fees payable in the ordinary course of business in connection with servicing Receivables Assets, and (c) with which neither the Company nor any Restricted Subsidiary of the Company has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results. Any such designation by the Board of Directors of the Company or of such other Person shall be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors of the Company or of such other Person giving effect to such designation, together with an officers’ certificate certifying that such designation complied with the foregoing conditions.

“Receivables Fees” means all yield, interest, distributions or other payments made directly or by means of discounts with respect to any interest issued or sold in connection with, and other fees paid to a Person that is not a Receivables Entity in connection with, any Qualified Receivables Transaction.

“Receivables Repurchase Obligation” means any obligation of a seller of Receivables Assets in a Qualified Receivables Transaction to repurchase Receivables Assets arising as a result of a breach of a Standard Receivables Undertaking, including as a result of a Receivables Asset or portion thereof becoming subject to any asserted defense, dispute, off set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Restricted Subsidiary” of any Person means any Subsidiary of such Person that owns one or more Principal Properties and that, at the time of determination, is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. and its successors.

“Sale and Lease-Back Transaction” means the leasing by the Company or any of its Restricted Subsidiaries of any asset, whether owned at the date of the indenture or acquired after the date of the indenture (except for temporary leases for a term, including any renewal term, of up to three years and except for leases between or among the Company and any of its Restricted Subsidiaries), which property has been or is to be sold or transferred by the Company or any of its Restricted Subsidiaries to any party with the intention of taking back a lease of such property.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, or any successor statute or statutes thereto.

“Significant Subsidiary” means any Restricted Subsidiary of the Company which, at the date of determination, is a “Significant Subsidiary” as such term is defined in Regulation S-X under the Exchange Act.

“Standard Receivables Undertakings” means representations, warranties, covenants, indemnities and guarantees of performance entered into by the Company or any Subsidiary of the Company which are customary in a Qualified Receivables Transaction, including, without limitation, those relating to the servicing of the assets of a Receivables Entity, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Receivables Undertaking.

“Subsidiary” means with respect to any Person, (1) any corporation of which the outstanding capital stock having at least a majority of the votes entitled to be cast in the election of managers or directors, as applicable, under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person; or (2) any other Person of which at least a majority of the voting interests under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

“Total Assets” means, with respect to any Person, as of any date, the total consolidated assets of such Person and its Subsidiaries, without giving effect to any amortization of the amount of intangible assets since the Issue Date, (x) as shown on the most recent internal balance sheet of such Person available as of such date, prepared in accordance with GAAP, or (y) in regards to the Company only, as shown on the most recent balance sheet required to be delivered pursuant to the covenant under —Certain Covenants—Provision of Financial Information.”

“Treasury Rate” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days prior to the date fixed for prepayment (or, if such Statistical Release is no longer published, any publicly available source for similar market data)) most nearly equal to the then-remaining term of the notes to July 15, 2016; provided, however, that if the then-remaining term of the notes to July 15, 2016 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the then-remaining term of the notes to July 15, 2016 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“Unrestricted Subsidiary” of any Person means:

(1)	any Subsidiary of such Person that at the time of determination will be or continue to be designated an Unrestricted Subsidiary and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company may, after the Issue Date, designate any Subsidiary (including any newly acquired or newly formed subsidiary) to be an Unrestricted Subsidiary if, after giving effect to such designation:

•	such Subsidiary and its Subsidiaries do not own any Principal Property that is owned by the Company or any of its Subsidiaries as of the Issue Date;

•

such Subsidiary does not own any Capital Stock of, or does not own or hold any mortgage on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; and

•

each Subsidiary to be designated as an Unrestricted Subsidiary and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any indebtedness under which the creditor has direct recourse to any of the assets of the Company or any of its Restricted Subsidiaries (other than obligations in respect of representations and warranties, indemnities and performance and completion guaranties and similar contingent liabilities).

The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if immediately before and immediately after giving effect to such designation, no Default or Event of Default will have occurred and be continuing. Any such designation by the Board of Directors of the Company will be evidenced to the trustee by promptly filing with the trustee a copy of the board resolution approving the designation and an officers’ certificate certifying that the designation complied with the indenture.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is ordinarily entitled to vote in the election of the Board of Directors of such Person.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary discusses certain United States federal income tax considerations relating to the acquisition, ownership and disposition of the notes by initial holders of notes, but does not purport to be a complete analysis of all the potential tax considerations. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated thereunder, judicial authority, and published administrative positions of the IRS, all as of the date hereof. Changes in such authorities or new interpretations thereof may have retroactive effect and could significantly affect the United States federal income tax considerations discussed below. We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there is no assurance that the IRS will agree with such statements and conclusions or that a court would not sustain any challenge by the IRS in the event of litigation.

This summary is limited to the United States federal income tax considerations to those persons who purchase the notes at their original “issue price” (generally the first price at which a substantial amount of the notes are sold to investors for money (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers)) for cash and who hold such notes as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment) and assumes that such issue price is the price stated on the cover of this prospectus supplement. This discussion assumes that the notes are not issued with “original issue discount” as that term is defined in the Code and Treasury Regulations. This summary is general in nature and does not purport to deal with all aspects of United States federal income taxation that might be relevant to particular holders in light of their personal investment circumstances or status, nor does it address tax considerations applicable to investors that may be subject to special tax rules, such as financial institutions, individual retirement and other tax-deferred accounts, passive foreign investment companies, tax-exempt entities, S corporations, partnerships or other pass-through entities for United States federal income tax purposes or investors in such entities, insurance companies, regulated investment companies, controlled foreign corporations, corporations that accumulate earnings to avoid United States federal income tax, real estate investment trusts, broker-dealers, dealers or traders in securities or currencies, former citizens or residents of the United States and taxpayers subject to the alternative minimum tax. This summary also does not discuss notes held as part of a hedge, straddle, synthetic security, conversion transaction, or other integrated investment, or situations in which the “functional currency” of a United States Holder (as defined below) is not the United States dollar. Moreover, the effect of any applicable United States federal tax laws other than United States federal income tax laws (such as estate or gift tax), or of state, local or non-United States tax laws is not discussed.

In the case of notes held by an entity or arrangement that is treated as a partnership for United States federal income tax purposes, the tax treatment of the notes to a partner in such partnership generally will depend upon the tax status of the partner and the activities of the partner and the partnership. If you are a partnership or a partner in a partnership considering an investment in the notes, then you should consult your tax advisors.

The following summary is for informational purposes only and is not a substitute for careful tax planning and advice. Investors considering the purchase of notes should consult their tax advisors with respect to the application of the United States federal income tax laws to their particular situations, as well as any tax consequences arising under any other United States federal tax laws (such as estate or gift tax laws) or the laws of any state, local or non-United States taxing jurisdiction or under any applicable tax treaty.

TO ENSURE COMPLIANCE WITH UNITED STATES TREASURY CIRCULAR 230, WE INFORM YOU THAT ANY TAX ADVICE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE CODE. THE TAX DISCUSSION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS WAS WRITTEN TO

SUPPORT THE PROMOTION OR MARKETING OF THE NOTES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR INDEPENDENT TAX ADVISORS REGARDING THE UNITED STATES FEDERAL TAX CONSEQUENCES OF ACQUIRING, HOLDING, AND DISPOSING OF THE NOTES, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY FOREIGN, STATE, LOCAL, OR OTHER TAXING JURISDICTION.

Certain Contingent Payments

In certain circumstances (for example, as described under “Description of Notes—Change of Control” or under “Description of Notes—Optional Redemption”), we may be obligated to pay amounts in redemption of the notes in addition to the stated principal amount of and stated interest on the notes. The obligation to make such payments may implicate the provisions of Treasury Regulations relating to “contingent payment debt instruments.” Under the applicable Treasury Regulations, the possibility that such an amount will be paid will not affect the amount, timing or character of income recognized by a holder with respect to the notes if, based on all the facts and circumstances as of the date the notes were issued, there is only a remote chance that such an amount will be paid, or if such payments, in the aggregate, are considered incidental. We intend to take the position that the contingencies associated with such payments on the notes should not cause the notes to be subject to the contingent payment debt instrument rules. Our determination is binding on a holder subject to United States federal income taxation unless such holder discloses its contrary position in the manner required by applicable Treasury Regulations. Our determination is not, however, binding on the IRS, and if the IRS were to successfully challenge this determination, a holder subject to United States federal income taxation might be required to accrue ordinary interest income on the notes in excess of the stated interest rate on the notes, and to treat any gain realized on the sale, exchange, redemption, retirement or other taxable disposition of the notes as ordinary income rather than capital gain. The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments. Holders are urged to consult their own tax advisors regarding the potential application to the notes of the contingent payment debt instrument rules and the consequences thereof.

United States Federal Income Taxation of United States Holders

For purposes of this discussion, a “United States Holder” means an original beneficial owner of a note that is, for United States federal income tax purposes (1) an individual who is a citizen or resident of the United States, (2) a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source, or (4) a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions, or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations to treat such trust as a domestic trust.

Payments of Interest

Stated interest on the notes will be “qualified stated interest,” as that term is defined in the Code and the Treasury Regulations (generally, stated interest that is unconditionally payable in cash or in property (other than debt or equity of the issuer or its affiliates) at least annually at a single fixed rate throughout the term of the note), and generally will be taxable to a United States Holder as ordinary interest income at the time it is accrued or is received in accordance with the United States Holder’s regular method of accounting for United States federal income tax purposes.

Sale, Exchange, Redemption, Retirement or other Taxable Disposition of the Notes

Upon the sale, exchange, redemption, retirement or other taxable disposition of a note, a United States Holder generally will recognize gain or loss equal to the difference, if any, between (i) the amount realized upon the disposition and (ii) the holder’s adjusted tax basis in the note. The amount realized will be equal to the sum of the amount of cash and the fair market value of any property received in exchange for the note (less any portion allocable to any accrued and unpaid interest, which will be taxed as ordinary interest income as described below). A United States Holder’s adjusted tax basis in a note generally will equal the cost of the note to such holder, decreased by the amount of any cash payments previously made on the note (other than any payments of qualified stated interest).

Any gain or loss on a disposition of a note generally will be capital gain or loss, and will be long-term capital gain or loss if the United States Holder has held the note for more than one year at the time of disposition. In general, long-term capital gains of a non-corporate United States Holder are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to limitations. United States Holders should consult their own tax advisors as to the deductibility of capital losses in their particular circumstances.

A United States Holder that sells, exchanges, redeems, retires, or otherwise disposes in a taxable transaction a note between interest payment dates will be required to treat as ordinary interest income an amount equal to the stated interest that has accrued through the date of the sale that has not been previously included in such United States Holder’s taxable income.

Medicare Net Investment Income Tax

Legislation enacted in 2010 generally imposes a tax of 3.8% on the “net investment income” of certain United States Holders who are individuals, trusts and estates for taxable years beginning after December 31, 2012 on the lesser of (1) the taxpayer’s “net investment income” (or undistributed net investment income in the case of an estate or trust) for the relevant taxable year or (2) the excess of the taxpayer’s modified adjusted gross income (or adjusted gross income in the case of an estate or trust) for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A United States Holder’s net investment income will generally include gross income from interest on the notes and net gain attributable to the disposition of certain property, such as the notes, less certain deductions, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). United States Holders are urged to consult their tax advisors regarding the applicability of this tax to their ownership and disposition of the notes.

Information Reporting and Backup Withholding

In general, we must report certain information to the IRS and to certain United States Holders with respect to payments of stated interest on a note and payments of the proceeds of a sale or other disposition (including a retirement or redemption) of a note, except in the case of an exempt recipient (such as a corporation). The applicable withholding agent will be required to impose backup withholding, currently at a rate of 28%, with respect to the foregoing amounts if (i) the payee fails to furnish a taxpayer identification number (“TIN”) to the payor or to establish an exemption from backup withholding; (ii) the IRS notifies the payor that the TIN furnished by the payee is incorrect, (iii) there has been a notified payee underreporting described in section 3406(c) of the Code, or (iv) the payee has not certified under penalties of perjury that it has furnished a correct TIN and that the IRS has not notified the payee that it is subject to backup withholding under the Code.

United States backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a United States Holder will be generally be available as a credit against the holder’s United States federal income tax liability, if any, and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

United States Federal Income Taxation of Non-United States Holders

The following is a summary of certain United States federal income tax considerations if you are a non-United States Holder. For purposes of this summary, the term “non-United States Holder” means a beneficial owner of a note that is for United States federal income tax purposes (i) a nonresident alien individual, (ii) a foreign corporation, or (iii) a foreign estate or trust.

The following discussion applies only to non-United States Holders, and assumes that no item of income, gain, deduction or loss derived by a non-United States Holder in respect of the notes at any time is effectively connected with the conduct of a United States trade or business.

Non-United States Holders with any item of income, gain, deduction or loss in respect of the notes that is effectively connected with in the conduct of a United States trade or business should contact their tax advisors regarding the United States federal income tax considerations of holding the notes, including branch profits tax considerations.

Payments of Interest

Subject to the discussions of FATCA legislation and backup withholding below, payments of interest on the notes to a Non-United States Holder will not be subject to United States federal income and withholding tax, unless such payments are effectively connected with the conduct of a United States trade or business, and in the case of a treaty resident, attributable to a United States permanent establishment (or, in the case of an individual, a fixed base) maintained in the United States by the Non-United States Holder, provided that:

•

the Non-United States Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Code;

•	the Non-United States Holder is not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Code;

•	the Non-United States Holder is not a controlled foreign corporation that is (actually or constructively) related to us through stock ownership; and

•

either (a) the beneficial owner of the notes certifies to us or our agent on a properly completed IRS Form W-8BEN (or a suitable substitute form or successor form), under penalties of perjury, that it is not a “U.S. person” (as defined in the Code) and provides its name and address, or (b) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business (a “Financial Institution”) holds the notes on behalf of the beneficial owner and certifies to us or our agent, under penalties of perjury, that a properly executed IRS Form W-8BEN (or a suitable substitute) has been received by it from the Non-United States Holder or a qualifying intermediary and furnishes a copy to our agent; provided that a non-United States Financial Institution may fulfill the certification requirement by providing a Form W-8IMY to us certifying that it has entered into an agreement with the IRS to be treated as a qualifying intermediary.

The requirements set forth in the bulleted clauses above are known as the “Portfolio Interest Exception.”

If a Non-United States Holder cannot satisfy the requirements of the Portfolio Interest Exception, payments of interest made to such Non-United States Holder will be subject to United States federal income tax withholding at a 30% rate unless the beneficial owner of the note provides us or our agent, as the case may be, with a properly executed:

•

IRS Form W-8BEN (or other applicable form) claiming, under penalties of perjury, an exemption from, or reduction in, the United States federal withholding tax rate under a tax treaty (a “Treaty Rate”), or

•

IRS Form W-8ECI (or other applicable form) stating that interest paid on the note is not subject to withholding of United States federal income tax because it is effectively connected with a United States trade or business of the beneficial owner (in which case such interest will be subject to United States tax rates on a net income basis as described below).

The certification requirement described above also may require a Non-United States that provides an IRS form or that claims a Treaty Rate to provide its TIN.

Each Non-United States Holder is urged to consult its own independent tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not serve to avoid United States federal income tax withholding if we have actual knowledge or reason to know that statements on the form are false.

If interest on the notes is “effectively connected”, as that term is defined in the Code and the Treasury Regulations, with a United States trade or business of the Non-United States Holder (and if required by an applicable treaty, attributable to a United States permanent establishment of the Non-United States Holder), the Non-United States Holder, although exempt from the United States federal withholding tax described above (provided that the certification requirements described above are satisfied), will be subject to United States federal income tax on such interest on a net income basis in the same manner as if it were a United States Holder. In addition, if such Non-United States Holder is a foreign corporation and interest on the note is effectively connected with its United States trade or business (and if required by applicable treaty, attributable to a United States permanent establishment), such holder may be subject to an additional branch profits tax at a rate of 30% (unless reduced by treaty) in respect of such interest. A Non-United States Holder that is engaged in the conduct of a trade or business in the United States is urged to consult its tax advisors regarding the United States tax consequences of the ownership and disposition of the notes.

Sale, Exchange, Redemption, Retirement or other Taxable Disposition of the Notes

Subject to the discussions of FATCA legislation and backup withholding below, except with respect to accrued and unpaid interest (which is subject to the rules discussed above under “—Payment of interest”), a Non-United States Holder will not be subject to the United States federal income or withholding tax on any gain realized on the sale, exchange, redemption, retirement or other disposition of the notes, unless (a) that holder is an individual who is present in the United States for 183 days or more during the taxable year and certain other requirements are met or (b) the gain is effectively connected with the conduct of a United States trade or business of the non-United States Holder (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment or fixed base maintained in the United States by the holder). If the exception under (a) applies, the Non-United States Holder will be subject to tax equal to 30% on the gain realized except as provided under an applicable income tax treaty. If the exception under (b) applies, the Non-United States Holder will be subject to U.S. federal income tax as described under “—United States Federal Income Taxation of United States Holders—Sale, exchange, redemption, retirement or other taxable disposition of the notes” unless an applicable income tax treaty provides otherwise, and if such Non-United States Holder is a corporation, it may be subject to an additional 30% branch profits tax. Accrued and unpaid interest realized on a sale, exchange or other disposition of a note will be subject to U.S. federal income tax to the extent interest would have been subject to U.S. federal income tax as described under “—United States Federal Income Taxation of Non-United States Holders—Payments of interest.”

Medicare Net Investment Income Tax

As described in more detail under “United States Holders—Medicare Net Investment Income Tax,” legislation enacted in 2010 generally imposes a new 3.8% tax, in addition to regular income tax, on certain net investment income realized in taxable years beginning after December 31, 2012. It is unclear whether this tax will apply to Non-United States Holders that are estates or trusts and have one or more United States beneficiaries. You are urged to consult your tax advisors regarding the applicability of this tax to your ownership and disposition of the notes.

Information Reporting and Backup Withholding

The amount of interest paid to a Non-United States Holder and the amount of tax, if any, withheld from any such payment generally must be reported annually to the non-United States Holder and to the IRS. The IRS may make this information available under the provisions of an applicable income tax treaty to the tax authorities in the country in which the non-United States Holder is resident.

Provided that a non-United States Holder has complied with certain reporting procedures (usually satisfied by providing an IRS Form W-8BEN) or otherwise establishes an exemption, the non-United States Holder generally will not be subject to backup withholding with respect to interest paid on a note, unless the applicable withholding agent knows or has reason to know that the holder is a United States person. Rules relating to information reporting requirements and backup withholding with respect to the payment of proceeds from the disposition (including a redemption or retirement) of a note are as follows:

•

If the proceeds are paid to or through the United States office of a broker, a non-United States Holder generally will be subject to backup withholding and information reporting unless the non-United States Holder certifies under penalties of perjury that it is not a United States person (usually on an IRS Form W8-BEN) or otherwise establishes an exemption.

•

If the proceeds are paid to or through a non-United States office of a broker that is not a United States person and does not have certain specified United States connections (a “United States Related Person”), a non-United States Holder generally will not be subject to backup withholding or information reporting.

•

If the proceeds are paid to or through a non-United States office of a broker that is a United States person or a United States Related Person, a non-United States Holder generally will be subject to information reporting (but generally not backup withholding) unless the non-United States Holder certifies under penalties of perjury that it is not a United States person (usually on an IRS Form W-8BEN) or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-United States Holder may be allowed as a credit against the non-United States Holder’s United States federal income tax liability, if any, and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Non-United States Holders should consult their own tax advisors regarding the effect, if any, of these rules on their particular situation.

Foreign Account Tax Compliance Act

United States legislation enacted in 2010 (“FATCA legislation”) generally imposes a withholding tax of 30% on interest paid on a debt obligation and on the gross proceeds of a disposition of a debt obligation paid after December 31, 2012 to (i) a foreign financial institution (including, in certain circumstances, when acting as an intermediary), unless such institution enters into an agreement with the United States government to collect and provide to the United States tax authorities substantial information regarding United States account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners), and (ii) a foreign entity that is not a financial institution (including, in certain circumstances, when acting as an intermediary), unless such entity provides the withholding agent with a certification identifying the substantial United States owners of the entity, which generally includes any United States person who directly or indirectly owns more than 10% of the entity.

Under newly issued guidance issued by the IRS, this legislation generally does not apply to a debt obligation outstanding on July 1, 2014, unless such debt obligation undergoes a “significant modification” (within the meaning of section 1.1001-3 of the Treasury Regulations promulgated under the Code) after such date. We therefore anticipate that this legislation will not apply to our notes, unless the terms of our notes were to be significantly modified (within the meaning of applicable Treasury Regulations) for United States federal income tax purposes after July 1, 2014. Furthermore, under this new guidance, this withholding tax will not apply (i) to interest income on a debt obligation that is paid on or before June 30, 2014 or (ii) to gross proceeds from the sale or other disposition of a debt obligation paid on or before December 31, 2016. Investors are encouraged to consult with their tax advisors regarding the implications of this legislation on their investment in our notes.

UNDERWRITING

Citigroup Global Markets Inc. is acting as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name.

Underwriter	Principal Amount of Notes
Citigroup Global Markets Inc.	$157,500,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	103,500,000
Wells Fargo Securities, LLC	103,500,000
Barclays Capital Inc.	36,000,000
Goldman, Sachs & Co.	36,000,000
RBC Capital Markets, LLC	13,500,000

Total	$450,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $9.00 per note. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price not to exceed $5.40 per note. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have agreed that, for a period of 60 days from the date of this prospectus supplement, we will not, without the prior written consent of Citigroup Global Markets Inc., offer, sell, or contract to sell, or otherwise dispose of, directly or indirectly, or announce the offering of, any debt securities issued or guaranteed by us. Citigroup Global Markets Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at anytime without notice.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by Chemtura
Per note	1.5%

We estimate that our total expenses for this offering, other than the underwriting discounts and commissions, will be approximately $1.5 million.

In connection with the offering, the underwriters may purchase and sell notes in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of notes than they are required to purchase in the offering.

•	Covering transactions involve purchases of notes in the open market after the distribution has been completed in order to cover short positions.

•	Stabilizing transactions involve bids to purchase notes so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. In addition, affiliates of some of the underwriters are lenders, and in some cases agents or managers for the lenders, under our Credit Facilities. Citigroup Global Markets Inc. is serving as dealer manager and solicitation agent in connection with the Tender Offer and Consent Solicitation. Certain of the underwriters and their respective affiliates may hold positions in the 2018 Notes, which will be refinanced with the proceeds from this offering, and may receive a portion of the proceeds from this offering in connection therewith. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

(1)	Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of notes described in this prospectus supplement may not be made to the public in that relevant member state other than:

•	to to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in each relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the notes have not authorized and do not authorize the making of any offer of notes through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the notes as contemplated in this prospectus supplement. Accordingly, no purchaser of the notes, other than the underwriters, is authorized to make any further offer of the notes on behalf of the sellers or the underwriters.

(2)	Notice to Prospective Investors in the United Kingdom

This prospectus supplement and the accompanying prospectus are only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (1) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (2) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

(3)	Notice to Prospective Investors in France

Neither this prospectus supplement nor any other offering material relating to the notes described in this prospectus supplement has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The notes have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement nor any other offering material relating to the notes has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the notes to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The notes may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The notes may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The notes offered in this prospectus supplement have not been registered under the Securities and Exchange Law of Japan. The notes have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (2) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (2) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. The underwriters will be represented by Shearman & Sterling LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedule of Chemtura Corporation and subsidiaries as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012 have been incorporated by reference herein, and in the registration statement, in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

The indenture governing the notes will provide that, regardless of whether it is at any time required to file reports with the SEC, Chemtura will file with the SEC and furnish to the holders of the notes all such reports and other information as would be required to be filed with the SEC if Chemtura was subject to the reporting requirements of the Exchange Act.

This prospectus supplement contains summaries, believed to be accurate in all material respects, of certain terms of certain agreements regarding this offering and the notes (including but not limited to the indenture governing the Notes and the underwriting agreement), but reference is hereby made to the actual agreements, copies of which will be made available to you upon request to us or the underwriters, for complete information with respect thereto, and all such summaries are qualified in their entirety by this reference. Any such request for the agreements summarized herein should be directed to Investor Relations at Chemtura Corporation, 199 Benson Road, Middlebury, CT 06749.

PROSPECTUS

Chemtura Corporation

Debt Securities

We may from time to time offer and sell debt securities to be guaranteed by certain of our subsidiaries. The specific terms of any securities to be offered will be described in a supplement to this prospectus.

The securities may be sold to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

See “Risk Factors” on page 2 of this prospectus to read about factors you should consider before investing in these securities.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated June 10, 2013.

We have not authorized anyone to provide you with information other than the information contained in this prospectus or to which we have referred you. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

Except as otherwise specifically noted, “we,” “our,” “us,” “Chemtura” and the “Company” refer to Chemtura Corporation and its direct and indirect subsidiaries.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act of 1934 as amended (the “Exchange Act”). We use words such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions to identify forward-looking statements. Such statements include, among others, those concerning our expected financial performance and strategic and operational plans, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and that a number of risks and uncertainties could cause actual results to differ materially from those anticipated in the forward-looking statements.

Such risks and uncertainties include, but are not limited to:

•	The cyclical nature of the global chemicals industry;

•	Increases in the price of raw materials or energy and our ability to recover cost increases through increased selling prices for our products;

•	Disruptions in the availability of raw materials or energy;

•	Our ability to implement our growth strategies in rapidly growing markets and faster growing regions;

•	Our ability to execute timely upon our portfolio management strategies and mid and long range business plans;

•	Our ability to obtain the requisite regulatory and other approvals to implement the plan to build a new multi-purpose manufacturing facility in Nantong, China;

•	Declines in general economic conditions;

•

The ability to comply with product registration requirements of regulatory authorities, including the U.S. Food and Drug Administration and European Union Registration, Evaluation, Authorisation and Restriction of Chemicals (“REACh”) legislation;

•	The effect of adverse weather conditions;

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•	Demand for Chemtura AgroSolutions segment products being affected by governmental policies;

•	Current and future litigation, governmental investigations, prosecutions and administrative claims;

•	Environmental, health and safety regulation matters;

•	Federal regulations aimed at increasing security at certain chemical production plants;

•	Significant international operations and interests;

•	Our ability to maintain adequate internal controls over financial reporting;

•	Exchange rate and other currency risks;

•	Our dependence upon a trained, dedicated sales force;

•	Operating risks at our production facilities;

•	Our ability to protect our patents or other intellectual property rights;

•	Whether our patents may provide full protection against competing manufacturers;

•	Our ability to remain technologically innovative and to offer improved products and services in a cost-effective manner;

•	The risks to our joint venture investments resulting from lack of sole decision making authority;

•	Our unfunded and underfunded defined benefit pension plans and post-retirement welfare benefit plans;

•	Risks associated with strategic acquisitions and divestitures;

•	Risks associated with possible climate change legislation, regulation and international accords;

•	The ability to support the carrying value of the goodwill and long-lived assets related to our businesses;

•	Whether we repurchase any additional shares of our common stock that our Board of Directors have authorized us to purchase and the terms on which any such repurchases are made; and

•	Other risks and uncertainties detailed in Item 1A. Risk Factors in our filings with the SEC.

These statements are based on our estimates and assumptions and on currently available information. The forward-looking statements include information concerning our possible or assumed future results of operations, and our actual results may differ significantly from the results discussed. Forward-looking information is intended to reflect opinions as of the date of this prospectus. We undertake no duty to update any forward-looking statements to conform the statements to actual results or changes in our operations.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act to register with the SEC the debt securities being offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with it. For further information about us, reference is made to the registration statement and the exhibits and schedules filed with it. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. We will file annual, quarterly and current reports, proxy and registration statements and other information with the SEC. You may read and copy any reports, statements, or other information that we file, including the registration statement, of which this prospectus forms a part, and the exhibits and schedules filed with it, without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, D.C. 20549, and copies of all or any part of the registration

ii

statement may be obtained from the SEC on the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

We are incorporating by reference specified documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, or Exchange Act (excluding any information furnished but not filed) prior to the termination of this offering:

•	our Annual Report on Form 10-K for the year ended December 31, 2012;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013; and

•	our Current Reports on Form 8-K filed on January 28, 2013; February 27, 2013; February 28, 2013; May 1, 2013; and May 13, 2013.

The information in the above filings speaks only as of the respective dates thereof, or, where applicable, the dates identified therein. Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Our filings with the SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, are available free of charge on our website (www.chemtura.com) as soon as reasonably practicable after they are filed with, or furnished to, the SEC. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus. You may also obtain a copy of these filings at no cost by writing or telephoning us at the following address:

Chemtura Corporation

199 Benson Road

Middlebury, CT 06749

Attention: Investor Relations

(203) 573-2153

Except for the documents incorporated by reference as noted above, we do not intend to incorporate into this prospectus any of the information included on our website.

We have not authorized anyone to give any information or make any representation about the offering that is different from, or in addition to, that contained in this prospectus or in any of the materials that are incorporated into this prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it if you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus does not extend to you.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date of this prospectus and the mailing of this prospectus shall not create an implication to the contrary.

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PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. It does not contain all the information that may be important to you in making an investment decision. You should read this entire prospectus carefully, including the documents incorporated by reference, which are described under “Incorporation by Reference of Certain Documents” and “Where You Can Find Additional Information.” You should also carefully consider, among other things, the matters discussed in the section titled “Risk Factors.”

Unless otherwise stated, the discussion in this prospectus of our business and operations includes the business of Chemtura Corporation (“Chemtura” or the “Company”) and its direct and indirect subsidiaries.

Our Business

We are a leading diversified global developer, manufacturer and marketer of performance-driven engineered specialty chemicals. Most of our products are sold to industrial manufacturing customers for use as additives, ingredients or intermediates that add value to their end products. Our agrochemical products are mainly sold through dealers and distributors to growers and others. Our pool, spa and household chemical products are sold through independent retailers, mass merchants and large retailers to consumers for in-home and outdoor use. Our operations are located in North America, Latin America, Europe and Asia. In addition, we have an important joint venture in the United States and smaller joint ventures in Europe. For the year ended December 31, 2012, our global net sales were $2.6 billion. As of March 31, 2013, our global total assets were $3 billion, including $228 million of assets related to our antioxidant and UV stabilizers business, which were held as assets of discontinued operations.

We are the successor to Crompton & Knowles Corporation, which was incorporated in Massachusetts in 1900 and engaged in the manufacture and sale of specialty chemicals beginning in 1954. Crompton & Knowles Corporation traces its roots to Crompton Loom Works, incorporated in the 1840s. We expanded our specialty chemical business through acquisitions in the United States and Europe, including the 1996 acquisition of Uniroyal Chemical Company, Inc., the 1999 merger with Witco Corporation and the 2005 acquisition of Great Lakes Chemical Company, Inc.

Our principal executive offices are located at 1818 Market Street, Suite 3700, Philadelphia, Pennsylvania 19103 and at 199 Benson Road, Middlebury, Connecticut 06749. Our telephone number in Connecticut is (203) 573-2000. Our internet website address is www.chemtura.com. This website is not intended to be an active link and information on our website should not be construed to be part of this prospectus.

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RISK FACTORS

You should consider carefully all of the information set forth in this prospectus, any accompanying prospectus supplement and the documents incorporated by reference herein, unless expressly provided otherwise, and, in particular, the risk factors described in our most recent Annual Report on Form 10-K, as updated by our subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings we make with the SEC that are incorporated by reference in this prospectus. The risks described in any document incorporated by reference herein are not the only ones we face, but are considered to be the most material. There may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that could have material adverse effects on our future results. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of securities as set forth in the applicable prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical ratios of earnings to fixed charges for the periods indicated. This information should be read in conjunction with our consolidated financial statements and related notes incorporated by reference in this prospectus.

	Quarter Ended March 31,	Year Ended December 31,
	2013	2012	2011	2010		2009		2008

Ratio of Earnings to Fixed Charges (a)	0.4x	3.3x	2.6x	(b	)	(b	)	(b	)

(a)	The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges by fixed charges. Computations in the ratio included:

•

pre-tax earnings (loss) from continuing operations consists of earning (loss) from continuing operations before income taxes less net earnings attributable to non-controlling interests and equity income.

•

fixed charges consists of interest expense (including amortization of debt issuance costs) and one-third of operating rent expense, which we believe is representative of the interest component of rent expense.

(b)	Earnings for the years ended December 31, 2010, 2009, and 2008 were insufficient to cover fixed charges by $570 million, $226 million and $919 million, respectively. As a result of such deficiencies, the ratios are not presented above.

EXPERTS

The consolidated financial statements and schedule of Chemtura Corporation and subsidiaries as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012 have been incorporated by reference herein, and in the registration statement, in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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LEGAL MATTERS

The validity of the debt securities offered pursuant to this prospectus and any prospectus supplement will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois, and for any underwriters or agents by counsel named in the applicable prospectus supplement.

3

$450,000,000

CHEMTURA CORPORATION

5.75% Senior Notes due 2021

PROSPECTUS SUPPLEMENT

July 18, 2013

Joint Book-Running Managers

Citigroup

BofA Merrill Lynch

Wells Fargo Securities

Barclays

Goldman, Sachs & Co.

Co-Manager

RBC Capital Markets